

HITACHI
Inspire the Next

Annual Report 2007

Year ended March 31, 2007

Value in New Approaches

Contents

Highlights of the Year

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2007, 2006 and 2005


SEC MAIL
RECEIVED
PROCESSING
AUG 2 4 2007
SECTION
WASH, D.C.
182

			Millions of yen	Millions of U.S. dollars
	2007	2006	2005	**2007**
For the year:				
Revenues	**¥10,247,903**	¥ 9,464,801	¥9,027,043	**$86,847**
Operating income	**182,512**	256,012	279,055	**1,547**
Net income (loss)	**(32,799)**	37,320	51,496	**(278)**
Cash dividends declared	**19,974**	36,641	36,462	**169**
At year-end:				
Total assets	**¥10,644,259**	¥10,021,195	¥9,736,247	**$90,206**
Stockholders' equity	**2,442,797**	2,507,773	2,307,831	**20,702**
			Yen	U.S. dollars
Per share data:				
Net income (loss):				
Basic	**¥ (9.84)**	¥ 11.20	¥ 15.53	**$(0.08)**
Diluted	**(9.87)**	10.84	15.15	**(0.08)**
Net income (loss) per ADS (representing 10 shares):				
Basic	**(98)**	112	155	**(0.83)**
Diluted	**(99)**	108	151	**(0.84)**
Cash dividends declared	**6.0**	11.0	11.0	**0.05**
Cash dividends declared per ADS (representing 10 shares)	**60**	110	110	**0.51**
Stockholders' equity	**734.66**	752.91	692.73	**6.23**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥118=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 30, 2007. See note 3 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income. See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

- increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
- rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
- general socio-economic and political conditions and the regulatory and trade environment of Hitachi's major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;
- uncertainty as to Hitachi's access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;
- uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;
- the possibility of incurring expenses resulting from any defects in products or services of Hitachi;
- uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;
- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;
- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing; and
- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

To Our Shareholders

In November 2006, Hitachi announced a corporate strategy that has "collaborative creation and profits" as its central theme. The basic management policy of this corporate strategy is adopting a rigorous focus on a market-oriented approach and profit creation. Based on this basic policy, the goal is to establish a structure that consistently generates high profits.

In this endeavor, we will work to strengthen operations in targeted fields, grow the Social Innovation Business that leverages our strengths as a company, and continue implementing business reforms. Through steady execution of these measures, we are determined to meet your expectations.

Etsuhiko Shoyama
Chairman and Director

Kazuo Furukawa
President, Chief Executive Officer and Director



Fiscal 2006 Performance

Our operating environment remained strong overall in fiscal 2006, ended March 31, 2007. The U.S. economy continued to expand on the back of healthy consumer spending and exports. The economies of EU member countries were also generally strong due to growth in exports and capital investment in Germany, France, the U.K. and elsewhere. The Chinese economy sustained a high rate of growth, led by rising exports and a continued increase in investments in fixed assets. Other Asian economies were also strong, with India, for example, enjoying increased foreign investment and growing exports. The exports of ASEAN countries also expanded. The Japanese economy, meanwhile, remained on a moderate recovery path as production grew, driven by capital investment and exports.

In this buoyant economic environment, Hitachi's consolidated revenues rose 8% year on year to ¥10,247.9 billion. Overseas revenues, paced by strong growth in the Information & Telecommunication Systems and Power & Industrial Systems segments, climbed 14%, as we worked to develop our businesses on a global basis.

There was a sharp deterioration in earnings, however. Although we strove to cut materials and other expenses and reduce costs by improving our *monozukuri* (manufacturing) capabilities, these efforts were not enough to compensate for a marked change in market conditions. Most telling were soaring prices for raw materials and much lower sales prices in the HDD (Hard Disk Drive), digital media and other fields. Further bringing down earnings was an increase in investments in development and marketing aimed at making our businesses stronger. We also incurred one-time charges in the form of repair costs for turbine damage at certain nuclear power plants in Japan and cost overruns in construction at an overseas thermal power plant, which weighed heavily on earnings in the Power & Industrial Systems segment. Consequently, consolidated operating income fell 29% to ¥182.5 billion. We recorded income before income taxes and minority interests of ¥202.3 billion and income before minority interests of ¥39.5 billion. Unfortunately, as a result, we recorded a net loss of ¥32.7 billion.

In terms of our financial condition, while we maintained the debt/equity (D/E) ratio (interest-bearing debt/(minority interests + stockholders' equity)) under 0.80 at 0.76, which is one of our management targets, this ratio increased 0.08 of a point from March 31, 2006.

Regrettably, the annual cash dividend per share applicable to fiscal 2006 was ¥6.0, falling below the ¥11.0 paid for the previous fiscal year.

New Corporate Strategy

In November 2006, we unveiled a new corporate strategy. Hitachi is now making a new start under a revitalized management structure guided by this strategy statement. This management policy has as its central theme "collaborative creation and profits," through a rigorous focus on a market-oriented approach and profit creation across the Hitachi Group. The aim is to establish a structure that consistently generates strong profits. These goals will be achieved by strengthening operations in targeted fields, and growing the Social Innovation Business by leveraging Hitachi's strengths. Strict application of the FIV (Future Inspiration Value) Rule*, our proprietary management indicator, will also be important to achieve highly profitable management. We will raise the bar in terms of monitoring the performance of businesses and managing risk as we advance business restructuring and reviews with an eye on the future.

The corporate strategy includes new initiatives. Under this strategy, we have broadly classified key fields in the Hitachi Group's businesses as the Social Innovation Business—made up of Social Infrastructure, Industrial Infrastructure, Life Infrastructure and Information Infrastructure Businesses—and the Infrastructure Technology/Products Business. To build a business portfolio that generates stable, strong profits, Hitachi will maximize synergies between the Social Innovation Business, where the Hitachi Group has built up extensive experience and expertise in the area of social infrastructure systems, as well as leading-edge technologies and knowledge relating to information systems, and the Infrastructure Technology/Products Business, where Hitachi boasts unrivaled strengths in highly functional materials and other areas. Through this interplay of businesses, we believe that we can fully leverage the Hitachi Group's strengths. In developing these businesses, we will continue to manage them in terms of their respective strengths and new value they create using FIV, while also giving consideration to factors such as their positioning in the Hitachi Group, so that we make the right management decisions.

To improve efficiency in managing consolidated subsidiaries and governance, we will review our equity relationships where necessary. Furthermore, we will work to realize "innovation by collaborative creation," whereby businesses are developed in a mutually beneficial way with business partners to create new value. Another of our goals is to build an R&D system that directly links Hitachi's strengths in R&D to the generation of profits—first-mover profits if you will.

Through steady execution of these initiatives, Hitachi aims to achieve a consolidated operating margin of 5% by fiscal 2009 and maintain a D/E ratio (including minority interests) of 0.8 or lower by strengthening our financial structure.

* FIV (Future Inspiration Value) Rule

FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV. Under this Rule, businesses that generate negative FIV for two consecutive years are designated as requiring caution. Thereafter, if a restructuring plan is not approved or positive FIV is not generated within two years of approval of a restructuring plan, we take bold measures.

Based on this management policy, we are implementing various restructuring measures to ensure the growth of the Hitachi Group. In fiscal 2006, we agreed to a comprehensive strategic global alliance with GE to establish joint venture companies in the nuclear power business, which is expected to grow going forward. In the HDD business, we will partially consolidate and integrate production operations. Meanwhile, in flat-panel TVs, we have decided to establish production facilities in the Czech Republic and Malaysia. These are just some of the bold restructuring actions we have taken or are taking.

In Japan, we have taken steps to strengthen the car information systems business by making Clarion Co., Ltd. a subsidiary through a tender offer bid for its shares. We also subscribed to a tender offer from Nidec Corporation for the shares of Japan Servo Co., Ltd., selling our shares in this company. In another restructuring move, Hitachi Metals, Ltd. merged with subsidiary NEOMAX Co., Ltd.

Increasing Shareholder Value

In fiscal 2007, in line with our management policy, we will continue to grow the social innovation business and implement structural reforms to strengthen operations in targeted fields. Furthermore, to build a solid Group management structure, in addition to channeling management resources to operations in targeted fields, we plan to step up our drive to globalize our businesses and pursue further synergies throughout the Hitachi Group. By also increasing management efficiency through rigorous cost cutting, which includes actions to improve our *monozukuri* capabilities, we aim to improve earnings.

Hitachi's corporate credo is to contribute to society through the development of superior, original technology and products. This credo is guiding us as we work to improve corporate value and thereby meet the expectations of all our stakeholders, including shareholders, customers and employees. By also contributing to the advancement of society, we believe that we can increase long-term shareholder value.

June 26, 2007



Etsuhiko Shoyama
Chairman and Director



Kazuo Furukawa
President, Chief Executive Officer and Director

Collaborative Creation and Profits

Establishment of Stable, High Profit Structure

In November 2006, Hitachi formulated a new corporate strategy to promote "collaborative creation and profits." The basic policy of this corporate strategy is to adopt a rigorous focus on a market-oriented approach and profit creation. This will entail strictly enforcing management based on FIV (Future Inspiration Value), creating a business portfolio that emphasizes high profitability, making progress with managing the Hitachi Group better, and innovating in collaboration with group companies and business partners. Through steady execution of these key initiatives, Hitachi's management goal is to establish a structure that can consistently generate high profits. Numerical targets are to achieve a consolidated operating margin of 5% by fiscal 2009 and to maintain a D/E ratio (including minority interests) of 0.8 or below by further strengthening Hitachi's financial position.

Basic Policy

●Basic Management Policy "Collaborative Creation and Profits"

Rigorous focus on market-oriented approach and profit creation

●Goal

Establishment of stable, high profit structure

●Key Initiatives

1. High profitability through rigorously FIV-based management
2. Building of stable, high profit structure
3. Evolution to group management for high profitability
4. Innovation by collaborative creation

Challenge 1

In striving for higher group profits, we will strengthen group governance and more efficiently manage the group. At the same time, we will drive innovation in various fields through collaborative creation with group companies and business partners. Furthermore, we will strengthen the management base aimed at becoming a truly excellent company. This includes stepping up our globalization drive, accelerating synergies among group businesses and ensuring we practice CSR-based management.



Evolving to Group Management for Higher Profitability

Hitachi Group governance is being enhanced as a whole by strengthening management of 6 business groups of Hitachi, Ltd. and some 40 principal companies. Consolidated management will also be improved at these business groups and companies with respect to the subsidiaries that they are responsible for managing themselves. To increase the efficiency of group management, we are currently implementing a specific plan to reduce the number of consolidated subsidiaries to around 700 by pushing ahead with restructuring. From the perspective of bolstering the Hitachi Group's overall earnings power, we will also flexibly review mutual equity relationships with group companies.

Specific actions have already been taken since fiscal 2006. We have made Clarion Co., Ltd. a subsidiary through a tender offer bid to strengthen the car information systems business, Hitachi Construction Machinery Group company TCM Corporation became a consolidated Hitachi subsidiary, and Hitachi Metals, Ltd. has integrated magnetic materials manufacturer NEOMAX Co., Ltd. We have also realigned investments in a bid to build a stable, high-profit business portfolio. Opnext, Inc., which offers optical components for communications applications, was listed on the NASDAQ stock market in the U.S. and we subscribed to Nidec Corporation's tender offer for Japan Servo Co., Ltd.

Innovation by Collaborative Creation

The Hitachi Group is promoting innovation with an emphasis on profitability as one of its basic strategies. In this view, we have set a goal of raising the share of sales of businesses with No. 1 or No. 2 market shares from 30% in fiscal 2005 to 40% in fiscal 2009 by further strengthening these strong businesses with high market shares. To directly link our outstanding R&D capabilities with the generation of profits, we plan to assign roughly 15% of corporate researchers to business divisions and shorten the R&D period by about 30% using analysis-led design and other approaches.

Strengthening businesses that are already strong is an important theme. For this, we are also stressing collaborative creation with business partners. In the nuclear power business, for example, we have formed a global strategic alliance with GE. Meanwhile, in flat-panel TVs we are cross-supplying plasma panels with Matsushita Electric Industrial Co., Ltd. Through collaborative creation like this in various business fields, we are driving forward innovation.

Full Emphasis on Market-oriented Approach in Growing World Markets

The Hitachi Group is adopting a highly focused market-oriented approach in growing infrastructure markets around the world to expand business. By accelerating the localization of development, production, sales and services, we aim to lift the overseas sales ratio from 41% in fiscal 2006 to 45% in fiscal 2009. Improving profitability in overseas businesses is a concurrent goal. In particular, we are stepping up actions in BRICs and other emerging markets. We are developing the Chinese market, making inroads in the Indian market and strengthening operations in the Middle East.

Capturing Synergies Faster

The Hitachi Group has an expansive business portfolio. The synergies that are possible within the group in all manner of fields and through management is definitely one of our key strengths. Moving forward, we plan to capture more group synergies in businesses fields. One area is motors and inverters. Here we are generating synergies from integration of motor and inverter research as well as through the Motor Power Systems Division, which was established in April 2006. Batteries is another business with synergies for the group. We are accelerating development of batteries for the automotive, railcar and power tool fields as one group. And an Urban Planning and Development Project is providing solutions extending from elevators and escalators to information systems and building maintenance services in conjunction with related Hitachi Group business units.

Operational synergies are being used to improve earnings too. We are making the most of our resources in a wide range of operational areas, including funds, human resources, purchasing power and IT infrastructure, as we harness the benefits afforded by the size of the Hitachi Group.

Strengthening the Management Infrastructure

Strengthening the management infrastructure in terms of *monozukuri* (manufacturing), human resource capabilities, brand and other areas is equally essential in establishing a stable, high profit structure.

Regarding *monozukuri*, in September 2006 we established the Supervisory Office for MONOZUKURI. This office is a key player in our efforts to upgrade existing *monozukuri* activities and make further improvements to *monozukuri* capabilities on a company-wide basis to improve reliability. The enhancement of *monozukuri* capabilities extends to actions to cut losses by reforming total supply chain management (SCM) globally.

In terms of enhancing human resources capabilities, we are making sure we do a better job of developing people who can act globally and assigning and using the right staff in the right places. We want to make sure that we use the diversity of the people in the Hitachi Group better.

No. of Hitachi Group Patent Applications Overseas



100%
Overseas/ Japan Ratio
10,000
Asia, etc.
6%
China
75%
11%
Europe
5,000
7%
2%
U.S.
0
FY2006
FY2010 (forecast)

Oval shows average annual increase

As we increase the global reach of our businesses, strengthening our brand and intellectual property from a global standpoint is imperative. To support an enhanced worldwide presence of the Hitachi brand, we will sharply increase investments in our brand overseas. We will also strengthen our global patent strategy in the intellectual property field with the goal of increasing the ratio of global patents and dramatically raising the value of IP.

Management based on CSR will also underpin execution of our new corporate strategy. We are refining the Hitachi Group's internal control system and taking other actions as we work to remain a leader in corporate governance activities. Furthermore, in October 2006 we established an environmental management system for the Hitachi Group. Looking ahead, we will advance measures to preserve the environment, foster awareness of CSR with business partners and actively promote social contribution activities. CSR activities are being advanced on a global scale at Hitachi.

Challenge 2

Hitachi will accelerate the shift of management resources to business domains where it can demonstrate its strengths based on its wide-ranging technological capabilities, as it works to build a business portfolio that consistently generates high profits.



Establishment of Stable, High Profit Business Portfolio

To accelerate the shift of resources to businesses where the Hitachi Group can give full play to its strengths—based on its wide-ranging technologies—Hitachi has designated two key business domains as important business fields: Social Innovation Business and Infrastructure Technology/Products.

The Social Innovation Business is made up of four infrastructure businesses: Social Infrastructure Business (including power systems, railway systems and government systems); Industrial Infrastructure Business (including automotive equipment systems, industrial systems and financial systems); Life Infrastructure Business (including urban systems, home ICT (Information Communication Technology) systems and medical systems); and Information Infrastructure Business (including IT platforms and system solutions). The Hitachi Group has built up extensive experience and expertise in the area of social infrastructure systems, as well as leading-edge technologies and knowledge relating to information systems and services. The Social Innovation Business contains fields where the Hitachi Group can capitalize on these advantages. Social infrastructure markets are expected to grow, in particular, overseas in the coming years. The Hitachi Group aims to respond to this increasing demand by providing strong products and systems and expanding related maintenance and service operations. Our approach will also include concentrating resources in businesses where we are strong, such as storage systems. In this way, we aim to establish a stable, high-profit business portfolio.

Infrastructure Technology/Products, the second of the two key business domains, covers a host of distinctive Hitachi Group technologies—semiconductors, materials, motors and inverters, HDDs (Hard Disk Drives) and panels. Our strategy here is to demonstrate the Hitachi Group's strengths by capturing greater synergies in association with the Social Innovation Business.

Priority Areas


Social Innovation Business
Social Infrastructure Business
Power Systems
Railway Systems
Government Systems
Industrial Infrastructure Business
Automotive Equipment Systems
Industrial Systems
Financial Systems
Life Infrastructure Business
Urban Systems
Home ICT Systems
Medical Systems
Information Infrastructure Business
IT Platforms
System Solutions
Semiconductors
Materials
Motors / Inverters
Hard Disk Drives
Panels

Strategy for Establishing a High-Profit Structure

Three key businesses generated both operating losses and negative FIV in fiscal 2006: power systems, flat-panel TVs and HDDs. Quickly rebuilding these three businesses as soon as possible is the first step to putting Hitachi back on a growth trajectory. By implementing various measures in each of these businesses to improve earnings, we aim to return each to operating profitability in fiscal 2007 and then achieve positive FIV in fiscal 2008.

Power Systems Business

In fiscal 2006, we incurred one-time charges in the form of repair costs for turbine damage at certain nuclear power plants in Japan and cost overruns in construction at an overseas thermal power plant. To find the root cause of these problems and develop countermeasures, in September 2006 we established the Supervisory Office for Power Systems. This office is spearheading efforts to strengthen our *monozukuri* capabilities, including improving technological capabilities, the competitiveness of core products and reliability. Moreover, we will strengthen our overseas thermal power business by rigorously managing projects in a way that dovetails with the unique characteristics of each region. And in the nuclear power business we are striving to step up and expand business overseas by creating a global collaborative framework with GE.

Flat-panel TV Business

In flat-panel TVs, our strategy is to concentrate resources on large-screen products of 50 inches and over, centered on plasma TVs. The goal is to raise our global market share in plasma TVs from 8% in fiscal 2006 to 20% by fiscal 2010. Flat-panel TV markets are expected to continue expanding going forward.

To respond to this anticipated market growth, we are ramping up monthly production capacity of plasma display panels at Fujitsu Hitachi Plasma Display Limited to 4 million units. In other moves on the production front, in April this year we began assembly operations at a new plant in Malaysia, and in July we brought a new plant in the Czech Republic onstream. Together with existing production bases in Gifu, Japan, China and Mexico, these two plants will give the Hitachi Group a global assembly framework of 5 production bases. We are thus taking steps to put in place an optimal global operating system in the flat-panel TV business.

Worldwide Production Bases


assembly
Czech Plant
From July 2007
assembly
Gifu Plant
assembly
China Plant
Manufacturing panels
Miyazaki Plant
assembly
Mexico Plant
assembly
Malaysia Plant
From April 2007

Ongoing comprehensive collaboration with Matsushita Electric Industrial Co., Ltd. in R&D, production, marketing and intellectual property is also an important element of our strategy. In May 2007, we reached a new agreement with Matsushita Electric Industrial to supply each other with large plasma display panels. In LCD TVs, we have an ongoing global business alliance with equity-method affiliate IPS Alpha Technology, Ltd. Collaborative creation such as the above with Hitachi Group companies and business partners will make our flat-panel TV business stronger and is intended to also elevate earnings.

HDD (Hard Disk Drive) Business

Our product strategy in HDD operations is to leverage distinctive perpendicular magnetic recording technology to increase the new products ratio in fiscal 2007 to 75%. We have already started shipping the industry's first 1.0 terabyte 3.5-inch HDD.

Enhancing production capacity and cost competitiveness will also make our HDD operations stronger. In this vein, we are making progress in refining and streamlining our development and manufacturing frameworks for media and heads. In the past, we have developed media in both the U.S. and Japan. We will now consolidate media development in the U.S. Similarly, in media manufacturing, which has until now been carried out in the U.S., Japan and China, we will integrate operations in the U.S. and China. Meanwhile, slider development, conducted in the U.S. and Japan until now, will only be carried out in Japan in the future. And manufacturing of sliders, which is currently carried out in both Mexico and the Philippines, will be integrated at our base in the Philippines. Finally, head gimbal assembly, up to now performed in China, Thailand and the Philippines, is to be integrated at our Chinese and Thai facilities. We also plan to raise production capacity. We expect these moves to optimize our production systems to yield rationalization benefits totaling approximately U.S.$300 million over the next 5 years.

Integration of Media and Head Operations

	Media		Slider		HGA*
	DEV.*	MFG.*	DEV.*	MFG.*	MFG.*
Current	U.S. Japan	U.S. Japan China	U.S. Japan	Mexico Philippines	China Thailand Philippines
Future	U.S.	U.S. China	Japan	Philippines	China Thailand

* HGA: Head Gimbal Assembly
* MFG.: Manufacturing
* DEV.: Development

Further fixed cost cutting is another focus in HDDs. Ongoing projects aim to save approximately U.S.$75 million over the next 2 years by cutting the indirect workforce and to reduce general materials and product expenses by roughly U.S.$70 million per year. At the same time, we plan to raise sales and manufacturing efficiency through such measures as refining supply chain management (SCM).

Growth Strategies for Infrastructure Businesses
Social Innovation Business
○Social Infrastructure Business

We plan to utilize "Japanese quality" honed through our operations in Japan to develop and localize business overseas. Our target is to achieve an operating margin of 3% in fiscal 2009.

Power Systems Business

In the nuclear power business, we will work to expand orders for the construction of new nuclear power plants overseas such as in North America, where the number of projects is expected to increase going forward, by building a global cooperative framework with GE. We also plan to expand businesses that leverage our strengths such as in leading-edge maintenance and service technology and high-reliability monitoring control systems. In addition, we are also focusing on the development of next-generation nuclear technology. Regarding the cooperative framework with GE, in May 2007 we signed a formation agreement for establishing new companies. Based on this agreement, joint venture companies were established in the U.S. and Canada in June 2007 and in Japan the following month. By capturing synergies with GE while drawing on many years of experience and know-how we will seek to construct and win orders for new plants that make use of next-generation nuclear reactor technology, including Economic and Simplified Boiling Water Reactors (ESBWR), as we accelerate business development worldwide.


Coal-fired power plants

In the thermal power business, we aim to establish operations rooted in regions and markets. The lynchpins of this operational structure will be local subsidiaries in North America and Europe. Together with a differentiation strategy based on sophisticated technologies such as our high-efficiency power generation systems and environmental protection equipment, we will steadily improve earnings. We have already won some important orders overseas recently. For example, we have been awarded projects to construct coal-fired power plants for Canadian companies EPCOR Utilities Inc. and TransAlta Utilities Corp. and a bulk order from Belgian company Electrabel S.A. to construct three coal-fired power plants. More expansion of our overseas thermal power business is targeted.

Railway Systems Business

We will strive to expand business in mainland Europe in the future by leveraging our success in winning orders in the U.K. for lightweight aluminum cars, where Hitachi boasts a top share in the Japanese market. We will also enter the railway vehicle maintenance sector in the U.K. and seek to grow business overseas for operation control systems, where we are the market leader in Japan.

In the U.K., we have been working to fill an existing order to supply railcars for the Channel Tunnel Rail Link (CTRL). In June 2007, we started shipping rail vehicles for the CTRL and we have also commenced maintenance services through a company we established locally.

In monorail systems, which are growing in popularity in countries around the world, operation of the Sentosa Island monorail in Singapore, which we have delivered, began in January 2007. We have also secured an order to construct monorail infrastructure on Palm Jumeirah Island in Dubai, UAE; construction is presently under way.

To cope with growing orders, we ramped up production capacity at the Kasado Works in fiscal 2006. And to strengthen our development capabilities, we established the Tokyo Engineering Center, which brings together the design and development teams involved in railway systems, in April 2007.

●Industrial Infrastructure Business

While creating and maintaining products with leading market shares by refining advanced technologies, we are aiming for an operating margin of 5% in fiscal 2009.

Automotive Equipment Systems Business

Hitachi sees responding to environmental issues as an important business concept. Based on this thinking, the entire Hitachi Group is pushing ahead with the development of hybrid car systems. In fiscal 2006, Hitachi-made motors and inverters were incorporated in a General Motors Corporation (GM) hybrid vehicle, the Saturn VUE Green Line. In the battery field, Hitachi Vehicle Energy, Ltd. is striving to speed up development of lithium-ion rechargeable batteries for automotive applications.

In the automotive field, enhancing automobile safety is expected to gain in importance. That's why we are also quickening the pace of development of outside recognition technology that will help to do just that. To this end, we established Automotive Systems R&D Laboratory, which is now working to strengthen proposal capabilities for customers by putting in place an advanced technology development system. Moreover, to bolster the car information system business by increasing efficiency, we made Clarion Co., Ltd., which boasts strengths in in-vehicle audio and navigation systems, a subsidiary in December 2006. Through collaborative creation, the goal is to achieve a marked increase in business efficiency.

Industrial Systems Business

In semiconductor, LCD and printed circuit board manufacturing equipment, we are pushing ahead with actions to upgrade our ability to respond to the needs of overseas customers by quickly launching next-generation equipment. This equipment utilizes measurement, analysis and other electronics technology and nanotechnology. We are also equipping bases to handle the needs of overseas customers. Hitachi High-Technologies Corporation is strengthening product competitiveness further by progressively launching new products and software for CD-measurement SEM (Critical-Dimension measurement Scanning Electron Microscope), where it commands the leading global share.


Hitachi Construction Machinery's ultra-large hydraulic excavator "EX8000"

In construction machinery, Hitachi Construction Machinery Co., Ltd. is taking actions to expand and strengthen global business. It has decided to establish two new plants in Japan: a component plant and a large-scale machinery assembly plant. Hitachi Construction Machinery is also looking to increase its presence in global mining markets, including BRICs and VISTA (Vietnam, Indonesia, South Africa, Turkey and Argentina) countries. For this, it has brought to market highly reliable ultra-large excavators/loading shovels and new-type dump trucks applying bullet train technology. In developing these businesses, the company is also working to add value by strengthening development of battery-powered excavators and technologies that save energy and reduce the environmental burden.

●Life Infrastructure Business

We will draw on the collective strengths of the Hitachi Group to provide secure, pleasant solutions as we aim for an operating margin of 5% in fiscal 2009.

Urban Systems Business

We are striving to strengthen our global elevator and escalator business by bolstering manufacturing operations and product competitiveness. With regards to product competitiveness, we launched new standard elevators with enhanced safety features in Japan in December 2006. With the objective of strengthening the business in China, we began construction of a new plant in Shanghai in May 2007. Through these and other actions, we aim to expand our share of new elevator/escalator installations in Asia. We will also expand our solutions business based on our elevator and escalator maintenance service networks. These solutions will relate to areas such as security system, energy solution, project & engineering and building management system, and respond to rising public interest in crime prevention and corporate environmental awareness.

Home ICT Systems Business

Hitachi is determined to establish a competitive edge in this business domain by being among the first to provide equipment and terminals, systems and services for the era of broadcasting and communications convergence. To spearhead this drive, in April 2007 we established a cross-company broadcasting and telecommunications convergence project. And we are vigorously engaged in the development of next-generation network (NGN) technology to realize simultaneous transmission of high-definition video on 100 channels. Moreover, leading the industry, we launched a flat-panel TV featuring "iV Pocket." This TV uses iVDRs (removable HDDs) compatible with SAFIA (Security Architecture For Intelligent Attachment device), a type of copyright protection technology for the era of broadcasting and telecommunications convergence. People today are looking to easily enjoy high-definition video in the comfort of their own homes. To facilitate this, we will actively provide on a worldwide basis infrastructure compatible with NGN that can distribute this kind of video content reliably and at high speed.

●Information Infrastructure Business

Centered on our IT platform and system solutions businesses, we aim to bolster profitability and achieve an operating margin of 7% in fiscal 2009.

IT Platform Business

In storage solutions, by maintaining its market superiority in enterprise systems, central to which is virtualization technology, and expanding sales channels for mid-range systems, Hitachi aims to grow sales. In May 2007, we started selling the Hitachi Universal Storage Platform V, a new disk array subsystem that realizes the world's first enterprise-class implementation of virtualization with thin provisioning. Moreover, spearheaded by Hitachi Data Systems Corporation, we are actively working to develop and expand our storage solutions business by further strengthening our hand in disk array subsystems where we already command the number-one market share worldwide. Hitachi Data Systems has acquired a content archiving company and taken other strategic actions recently as part of this drive.

In servers, Hitachi will provide competitive products by strengthening the virtualization environment of blade server BladeSymphony.

In the PC business, Hitachi has signed a basic agreement to cooperate with Hewlett-Packard Company (HP) in business PCs. We are cooperating on the supply front and strengthening cooperation in high-value-added products. This collaborative creation with HP is geared toward further reinforcing our earnings base in business PCs.

System Solutions Business

Hitachi is striving to expand its system solutions business by increasing the number of consultants and building a global consulting system through M&As overseas.

To provide best-fit services for client companies, we have started providing new, optimal solutions. One is BCM (Business Continuity Management) solutions, whereby we provide integrated solutions from the construction of disaster recovery systems to various support services for preventing disasters and restoring operations. Another is "workstyle reform solutions" to increase the productivity of white collar workers by making proposals for working environments according to use and the ideal business model matched to occupation and industry.

Hitachi has chalked up a steady stream of achievements. One example is the marked increase in the number of installations of finger vein authentication systems. ATMs featuring finger vein authentication technology are now in operation at 41 financial institutions in Japan, including Japan Post. And we started shipping μ-Chip Hibiki, IC tags based on international standards. These IC tags are finding steadily increasing use in logistics management in the distribution industry and elsewhere.

Infrastructure Technology/Products Business

The materials business is representative of the type of business in the Infrastructure Technology/Products Business. We want to increase the number of products with top market shares, develop new materials and capture synergies with the Social Innovation Business. The goal for the materials business is an operating margin of 8% in fiscal 2009.

Materials Business

The Hitachi Group has actively invested in products boasting high market shares. Hitachi Metals, Ltd. has recently developed a new ferrite magnet with the world's highest magnetic strength. Meanwhile, Hitachi Cable, Ltd. has announced plans to strengthen copper strip production facilities. We're also endeavoring to maximize group synergies in key fields including automobiles, electronics and industrial equipment. One recent move saw Hitachi Metals integrate NEOMAX Co., Ltd. to strengthen the magnetic materials business. Hitachi Chemical Co., Ltd., meanwhile, is increasing production of anisotropic conductive film for flat-panel TVs.

Toward Achieving Targets

Hitachi uses FIV, a proprietary value-added evaluation index based on economic value added, to assess and monitor each business. As this management approach becomes gradually entrenched in the company, a stronger focus on profits is emerging across business units. The result has been a steady overall decline in the number of businesses and group companies with negative FIV. Looking ahead, Hitachi intends to continue rigorously managing businesses and group companies using FIV. In combination with stricter monitoring and risk management of each of its businesses, Hitachi aims to strengthen the foundations of its businesses and improve earnings power.

By steadily implementing these initiatives, we will establish a structure capable of consistently generating high profits. These efforts will ensure that we achieve our goal of a consolidated operating margin of 5% in fiscal 2009. At the same time, we aim to maintain a D/E ratio (including minority interests) of 0.8 or below.

Earnings Structure in FY2006 and FY2009


(yen)
500
billion
Operating
income
0
Revenues
10 trillion
(yen)
Social
Infrastructure
Business
Infrastructure
Technology/
Products
Business
Life
Infrastructure
Business
Information Infrastructure
Business
Industrial Infrastructure
Business
182.5
billion
FY2006
Social Infrastructure
Business
Life Infrastructure
Business
Infrastructure
Technology/
Products
Business
Information Infrastructure
Business
Industrial Infrastructure
Business
FY2009 (forecast)

Each unit is posted in order of profitability

Corporate Governance

Corporate Governance

Hitachi, Ltd. and its 14 publicly owned group companies have adopted the Committee Systems under the Company Law of Japan. By demarcating responsibilities for management oversight and those for the execution of business operations, Hitachi is working to create a framework for quick business operation, while making management highly transparent by having outside directors on the Board of Directors. In terms of the basic policy for corporate governance of the Hitachi Group, Hitachi, Ltd. Standards of Corporate Conduct is positioned as the basis for the Hitachi brand and CSR activities. Underpinned by this basic policy, Hitachi aims to foster shared values throughout the group as well as a shared understanding of the social responsibilities a corporation must fulfill. In accordance with this policy, some of Hitachi's directors and executive officers serve concurrently as directors and committee members at group companies. In addition, through the Hitachi Group Headquarters, established in April 2004, Hitachi is strengthening integrated management of the group, improving management oversight of group companies and executing business strategies formulated to enable the Hitachi Group to demonstrate its collective strengths. The goal is higher corporate value.

Board of Directors

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi's business affairs. As of June 26, 2007, the Board of Directors was made up of 13 directors, five of whom are from outside Hitachi. Two directors serve concurrently as executive officers. The Chairman of the Board does not concurrently serve as an executive officer. Executive officers execute Hitachi's business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors.

Within the Board of Directors, there are three statutory committees—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. The Board of Directors met on 10 separate occasions during the fiscal year ended March 31, 2007, and the attendance rate of directors at those meetings was 99%. The Nominating Committee, Audit Committee and Compensation Committee met 7, 11 and 8 times, respectively, during the fiscal year ended March 31, 2007. Full-time staff, who do not take orders from executive officers, have been assigned to assist the activities of the Board of Directors and these committees.

(1) Nominating Committee

The Nominating Committee has the authority to decide on the particulars of proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors. The Nominating Committee consists of five directors, three of whom are outside directors.

(2) Audit Committee

The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of accounting auditors. The Audit Committee consists of five directors: three outside directors and two other directors who are full-time Audit Committee members. Regarding the reliability of financial reports, the Audit Committee monitors the accounting auditors, and receives the audit plans of the accounting auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the accounting auditors and non-audit work performed by these auditors. Regarding collaboration with internal audit units, Audit Committee plans are prepared in coordination with the audit plans of the Internal Auditing Office, Hitachi's main organizational body in charge of internal audits. Furthermore, the results of internal audits conducted by the Internal Auditing Office are reported to the Audit Committee.

(3) Compensation Committee

The Compensation Committee has the authority to determine remuneration policies for directors and executive officers and remuneration for individuals based on them. The Compensation Committee consists of five directors, three of whom are outside directors. The remuneration of executives is made up of a monthly salary and retirement allowance as well as a year-end allowance for directors and a performance-linked bonus for executive officers. The remuneration of directors is thus generally fixed, but the performance-linked bonus for executive officers is decided based on the Company's and an individual's personal performance.

Risk Management and Internal Audits

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. Furthermore, internal audits are conducted to monitor and assess the status of business operations, including efficiency in the execution of day-to-day operations and legal compliance, so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

The New York Stock Exchange Corporate Governance Listing Standards

Hitachi's ADSs are listed on the New York Stock Exchange (the "NYSE"). Hitachi is therefore required to comply with certain of the NYSE's corporate governance listing standards (the "NYSE Standards"). As a foreign private issuer, Hitachi may follow its home country's corporate governance practices in lieu of most of the NYSE Standards. Hitachi's corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of NYSE's Listed Company Manual, a brief, general summary of those differences is provided as follows.

(a) Director independence
The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Hitachi's Board of Directors consists of 13 members, five of whom are "outside directors," as defined under the Company Law of Japan (the "Company Law"). The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company's business), executive officer, manager or any other employee of such company or its subsidiaries.

(b) Non-management directors' executive sessions
The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Company Law nor Hitachi's Articles of Incorporation require Hitachi's non-management directors to hold such meetings.

(c) Committee member composition
The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. Hitachi's nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Company Law, while Hitachi's Audit Committee complies with the NYSE standards.

(d) Miscellaneous
In addition to the above differences, Hitachi is not required: to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE's requirements; to acquire shareholder approval of equity compensation plans in certain cases, such as issuing stock acquisition rights as stock options without "specially favorable" conditions; to make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines; or to adopt a code of business conduct and ethics for its directors, officers and employees that would comply fully with the NYSE's requirements.

Board of Directors

(As of June 26, 2007)


Etsuhiko Shoyama


Kazuo Furukawa


Yoshiki Yagi


Tadamichi Sakiyama


Toyoaki Nakamura


Yoshie Ota


Mitsuo Ohashi


Akihiko Nomiyama


Kenji Miyahara


Tohru Motobayashi


Takeo Ueno


Isao Uchigasaki


Michihiro Honda

Chairman of the Board	**Etsuhiko Shoyama*(1)(3)***	
Directors	* **Kazuo Furukawa(1)(3)**	***Representative Executive Officer, President and Chief Executive Officer***
	Yoshiki Yagi*(2)*	
	Tadamichi Sakiyama(2)	
	* **Toyoaki Nakamura**	***Representative Executive Officer, Senior Vice President and Executive Officer***
	Yoshie Ota(1)(2)	*Advisor, Japan Institute of Workers' Evolution*
	Mitsuo Ohashi(1)	*Chairman of the Board, Showa Denko K.K.*
	Akihiko Nomiyama(2)(3)	*Special Advisor, NIPPON MINING HOLDINGS, INC.*
	Kenji Miyahara(2)(3)	*Senior Advisor, Sumitomo Corporation*
	Tohru Motobayashi(1)(3)	*Attorney at Law*
	Takeo Ueno	
	Isao Uchigasaki	
	Michihiro Honda	

** Denotes directors who serve concurrently as executive officers.*

Numbers in parentheses beside names show committee membership: (1)Nominating Committee, (2)Audit Committee, and (3)Compensation Committee. Italicized numbers in bold type show committee chairman.

Executive Officers

(As of June 26, 2007)


Kazuo Furukawa


Kazuhiro Mori


Kunihiko Ohnuma


Junzo Kawakami


Manabu Shinomoto


Masahiro Hayashi


Naoya Takahashi


Koichiro Nishikawa


Toyoaki Nakamura


Shozo Saito


Tadahiko Ishigaki


Minoru Tsukada


Stephen Gomersall

Representative Executive Officer
President, Chief Executive Officer and Director

Kazuo Furukawa

Representative Executive Officers
Executive Vice Presidents and Executive Officers

Kazuhiro Mori — *Social Infrastructure Business (Power Systems Business and Industrial Systems Business)*

Kunihiko Ohnuma — *Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Systems Business and Consumer Business) and Procurement*

Junzo Kawakami — *Infrastructure Technology/Products Business, Research & Development, Business Incubation, Quality Assurance and Production Engineering*

Manabu Shinomoto — *Information Infrastructure Business (Information & Telecommunication Systems Business)*

Masahiro Hayashi — *Sales Operations, Hitachi Group Global Business, Corporate Export Regulation, Legal and Corporate Communications, Corporate Brand, Hitachi Group Management and Corporate Auditing*

Senior Vice Presidents and Executive Officers

Naoya Takahashi — *Information & Telecommunication Systems Business (Services Business (Global) and Platform Systems Business)*

Koichiro Nishikawa — *Business Development*

Representative Executive Officer
Senior Vice President, Executive Officer and Director

Toyoaki Nakamura — *Finance, Corporate Pension System, Hitachi Group Management and Business Development*

Senior Vice Presidents and Executive Officers

Shozo Saito — *Quality Assurance, Production Engineering and Power Systems Engineering*

Tadahiko Ishigaki — *Hitachi Group Global Business (North America)*

Minoru Tsukada — *Hitachi Group Global Business (China)*

Stephen Gomersall — *Hitachi Group Global Business (Europe)*

Vice Presidents and Executive Officers

Akira Maru — *Power Systems Business*

Koji Tanaka — *Power Systems Business (Ibaraki Area and Management Improvement)*

Toshiaki Higashihara — *Power Systems Business (Overseas Business Promotion)*

Gaku Suzuki — *Industrial Systems Business*

Hideaki Takahashi — *Urban Planning and Development Systems Business*

Junzo Nakajima — *Information & Telecommunication Systems Business (System Solutions Business)*

Mitsuo Yamaguchi — *Information & Telecommunication Systems Business (Services Business (Global))*

Makoto Ebata — *Consumer Business*

Kazuhiro Tachibana — *Consumer Business (Marketing)*

Yasuhiko Honda — *Automotive Systems Business*

Eiji Takeda — *Research & Development*

Takao Koyama — *Sales Operations (Kansai Area)*

Kiyoshi Kozuka — *Corporate Planning and Hitachi Group Management*

Kenji Ohno — *Human Resources*

Toshiaki Kuzuoka — *Legal and Corporate Communications, Corporate Brand and Corporate Auditing*

Masao Hisada — *Procurement and Hitachi Group Global Business*

Hiroyuki Fukuyama — *Quality Assurance and Production Engineering*

The Business of Hitachi

Share of Sales, FY2006

Revenues (billions of yen)

Information & Telecommunication Systems



21%

FY05 2,360.9
FY06 2,472.2

Electronic Devices



11%

FY05 1,204.4
FY06 1,287.4

Power & Industrial Systems



26%

FY05 2,805.1
FY06 3,022.2

Digital Media & Consumer Products



13%

FY05 1,305.6
FY06 1,506.0

High Functional Materials & Components



15%

FY05 1,600.2
FY06 1,794.5

Logistics, Services & Others



10%

FY05 1,214.7
FY06 1,213.5

Financial Services



4%

FY05 517.9
FY06 500.0

Operating Income (Loss) (billions of yen)

Main Products and Services



FY05
84.6
FY06
60.3

- Systems Integration
- Outsourcing Services
- Software
- Hard Disk Drives
- Disk Array Subsystems
- Servers
- Mainframes
- PCs
- Telecommunications Equipment
- ATMs



FY05
20.4
FY06
45.7

- LCDs
- Semiconductor Manufacturing Equipment
- Test and Measurement Equipment
- Medical Electronics Equipment
- Semiconductors



FY05
92.5
FY06
36.3

- Nuclear Power Plants
- Thermal Power Plants
- Hydroelectric Power Plants
- Industrial Machinery and Plants
- Automotive Products
- Construction Machinery
- Elevators
- Escalators
- Railway Vehicles



FY05
(35.7)
FY06
(58.4)

- Optical Disk Drives
- Plasma TVs
- LCD TVs
- LCD Projectors
- Mobile Phones
- Room Air Conditioners
- Refrigerators
- Washing Machines
- Information Storage Media
- Batteries
- Air-Conditioning Equipment



FY05
110.0
FY06
132.3

- Wires and Cables
- Copper Products
- Semiconductor Materials
- Circuit Boards and Materials
- Organic and Inorganic Chemical Products
- Synthetic Resin Products
- Display Related Materials
- Specialty Steels
- Magnetic Materials and Components
- High Grade Casting Components and Materials



FY05
19.5
FY06
20.2

- General Trading
- Logistics
- Property Management



FY05
35.0
FY06
23.5

- Leasing
- Loan Guarantees
- Insurance Services

Review of Operations

Information & Telecommunication Systems

This segment recorded a 5% year-on-year increase in revenues, to ¥2,472.2 billion (U.S.$20,951 million), the result of growth in services, disk array subsystems and HDDs (Hard Disk Drives). Operating income, however, dropped 29%, to ¥60.3 billion (U.S.$511 million), mainly due to a wider loss in HDDs.

Software and Services

In software and services, sales rose year on year. Software sales were on a par with the previous fiscal year. While lower demand for mainframes brought down sales of platform software, sales of middleware were healthy, particularly system operation management software.

Services recorded higher year-on-year sales due to strong growth in solutions for financial institutions and in the outsourcing business.

Earnings increased due to healthy earnings growth in services in line with higher sales.

Hardware

Hardware sales increased from the previous fiscal year. Storage products posted higher sales, reflecting healthy growth in mid-range disk array subsystems, especially overseas, in addition to significantly higher sales in HDDs. Server operations also saw sales rise on the back of marked growth in blade servers. Contrastingly, PC operations posted lower sales, reflecting the transfer of products for personal use to the Digital Media & Consumer Products segment. Telecommunications also recorded lower sales, mainly as a consequence of sluggish demand for routers in the Japanese market.

Hardware operations posted a loss, after a positive result in the previous fiscal year, despite a healthy rise in earnings in disk array subsystems. This result was due to a larger loss in HDD operations resulting from lower prices, and substantial investments in the development of next-generation telecommunications equipment and servers.

In February 2007, Hitachi sold part of its stake in subsidiary Opnext, Inc. following the company's listing on the NASDAQ stock market in the U.S. As a result, this company, which offers optical components for communications applications, is now treated as an equity-method affiliate for accounting purposes.



Small size finger vein authentication device



A large disk array subsystem



1 Terabyte 3.5-inch HDD



2.9-inch wide and high definition (VGA) IPS LCD



Hitachi High-Technologies' "CG4000"CD-SEM for 45nm/32nm generation and beyond



Hitachi Medical's high magnetic field MRI system (ECHELON Vega)

Displays

Sales rose year on year despite a large decline in sales caused by the transfer of operations related to large LCD panels for TVs to IPS Alpha Technology, Ltd., an equity-method affiliate formed in a joint venture with Toshiba Corporation, Matsushita Electric Industrial Co., Ltd. and others. Sales growth was driven by a focus on small and medium-size TFT (Thin Film Transistor) LCDs and active efforts to expand sales, including the development of new fields centered on high picture quality IPS (In-Plane Switching) technology.

The sector returned to profitability, achieving a marked improvement over the previous fiscal year even in the face of lower sales prices. This improved result stemmed from changes to the product mix and rigorous cost cutting.

Hitachi High-Technologies Corporation

Sales increased year on year. The electronic device systems business recorded growth, mainly in CD-measurement SEMs (Critical-Dimension measurement Scanning Electron Microscope), etching equipment and other semiconductor manufacturing equipment, as well as HDD-related manufacturing equipment. In life science too, sales increased, mainly of medical analysis equipment for customers in the U.S. and Europe. Advanced industrial products also recorded stronger sales on higher demand for automotive-related components and materials for FPDs (Flat Panel Displays) and printers. However, sales declined in information systems & electronic components mainly due to lower demand for semiconductor devices used in mobile phones.

Earnings rose due to strong growth in earnings in electronic device systems and life science.

Hitachi Medical Corporation

Sales were lower year on year despite higher sales of MRI (Magnetic Resonance Imaging) systems in the U.S., X-ray CT (Computer Tomography) systems in Japan and ultrasound diagnostic systems in Europe. The decline reflected lower sales of X-ray systems and products made by other companies.

Earnings declined year on year due to the impact of lower prices.

Electronic Devices

Segment revenues increased 7% year on year, to ¥1,287.4 billion (U.S.$10,911 million), the result of strong growth at Hitachi High-Technologies Corporation and in LCD (Liquid Crystal Display) panels. Operating income soared 124%, to ¥45.7 billion (U.S.$388 million) as LCD panel operations became profitable and earnings rose at Hitachi High-Technologies.

Power & Industrial Systems

Segment revenues rose 8%, to ¥3,022.2 billion (U.S.$25,613 million). This reflected growth mainly in overseas markets for construction machinery and elevators and escalators, in addition to higher sales in automotive systems resulting from the December 2006 consolidation of Clarion Co., Ltd. Operating income dropped 61% year on year, to ¥36.3 billion (U.S.$308 million) due to lower earnings in power systems.

Power Systems

Sales rose year on year supported by growth in thermal power plants for overseas markets, mainly Europe. However, earnings declined due to repair costs for turbine damage at certain nuclear power plants in Japan and cost overruns in construction of an overseas thermal power plant.

Automotive Systems

Sales rose due to the consolidation of Clarion and the transfer of Hitachi Mobile Co., Ltd. from the Logistics, Services & Others segment. Earnings were also up due to cost cutting.

Urban Planning and Development Systems

Both sales and earnings were higher than a year earlier. One factor was healthy growth in sales of elevators and escalators, mainly in the Chinese market. Another contributing factor was growth in the solutions business, which includes building management services and ESCO (Energy Service COmpany) operations.

Hitachi Construction Machinery Co., Ltd.

Both sales and earnings rose year on year, the result of robust growth in construction machinery for the Japanese and global markets.

Hitachi Plant Technologies, Ltd.

In April 2006, Hitachi Plant Engineering & Construction Co., Ltd. merged with part of Hitachi, Ltd.'s Industrial Systems Group, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. with the aim of strengthening the Hitachi Group's social and industrial infrastructure systems business. Hitachi Plant Engineering & Construction was then renamed Hitachi Plant Technologies, Ltd. This business integration lifted sales and earnings year on year.



Hitachi delivered this 10000-series train to Tokyo Metro Co., Ltd.



Clarion's car navigation



Standardized elevator



Plasma TV,
DVD camcorder



Room air conditioner,
washing machine, refrigerator,
vacuum cleaner


maxell

Hitachi Maxell's prismatic lithium ion rechargeable batteries featuring thin type and high capacity

High capacity Blu-ray Disc for HD (High Definition) content

Digital Media

Sales rose year on year despite a drop in projection TVs in North America as demand slid. The higher sales were the result of strong growth in plasma and LCD TVs and DVD camcorders.

The sector reported a larger loss than the previous fiscal year, reflecting lower sales prices for flat-panel TVs, optical disk drives, DVD recorders and certain other products, as well as substantial investments for marketing in the flat-panel TV business.

Comprehensive Air Conditioning and Home Appliances

Sales rose year on year. Although sales of room air conditioners fell in Japan, the sector recorded strong sales of air conditioning equipment, refrigerators and washer-dryers.

The sector recorded a drop in earnings as lower sales of room air conditioners and the impact of soaring raw material costs outweighed a stronger performance in refrigerators and washer-dryers thanks to the contribution of high-end models.

In April 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc.

Hitachi Maxell, Ltd.

Sales declined year on year. While Hitachi Maxell recorded buoyant sales of lithium-ion rechargeable batteries for mobile phones, micro batteries and optical components, lower sales of computer tapes due to falling prices and of audio tapes and video tapes in a shrinking market brought down overall sales.

However, earnings rose on strong earnings from lithium-ion rechargeable batteries and micro batteries as well as the benefits of rigorous cost cutting.

Digital Media & Consumer Products

Segment revenues rose 15%, to ¥1,506.0 billion (U.S.$12,763 million), mainly due to higher sales of flat-panel TVs. The segment, however, posted an operating loss of ¥58.4 billion (U.S.$495 million), ¥22.7 billion more than the previous fiscal year. This loss resulted from the impact of lower prices for flat-panel TVs, as well as lower sales of room air conditioners in Japan.

High Functional Materials & Components

Segment revenues rose 12%, to ¥1,794.5 billion (U.S.$15,208 million). Operating income climbed 20%, to ¥132.3 billion (U.S.$1,122 million).

Hitachi Chemical Co., Ltd.

Sales rose year on year. Sales of electronics-related products increased due to growth in sales of copper-clad laminates for printed wiring boards with high heat-resistance properties, slurry for chemical mechanical planarization in semiconductor-related materials, and die bonding materials for semiconductors. In advanced performance products, sales rose year on year due to higher sales of electrical insulating varnishes, advanced films and certain other products, although sales of automotive-related products were lackluster. In housing equipment and environmental facilities, sales declined due to sluggish sales of system baths and system kitchens, despite growth in natural refrigerant heat pump water heaters.

Earnings increased year on year due to growth in semiconductor-related products and cost cutting.

Hitachi Metals, Ltd.

Sales increased year on year. In high-grade metal products and materials, sales rose due to higher sales of electronics-related materials, including sputtering target materials for LCDs, and automotive components and materials. In electronics and IT devices, sales also rose, thanks to much higher sales of materials and components for IT equipment and amorphous alloys for transformers. In high-grade functional components and equipment, sales rose on increases in sales of heat-resistant metal castings and aluminum wheels.

Earnings increased due to the higher sales, in addition to cost cutting and price revisions.

In April 2007, Hitachi Metals absorbed NEOMAX Co., Ltd. after conducting a tender offer for its shares. This move was made to consolidate management resources in the magnetic materials business, a core business of Hitachi Metals' electronics and IT devices segment.

Hitachi Cable, Ltd.

Sales increased year on year. In wires and cables, sales rose in all product categories, supported by buoyant demand. In information and telecommunications networking, sales declined due to sluggish sales of submarine optical fiber cables, while sales of information networking solutions and optical and telecommunications cables were flat. In sophisticated materials, sales rose due to strong sales of semiconductor-related products and automotive-related components.

Earnings increased due to higher sales and cost cutting.



Hitachi Chemical's copper-clad laminates for printed wiring boards



Hitachi Metals' amorphous alloys for transformers



Hitachi Cable's HEV (Hybrid Electric Vehicle) power harnesses

Logistics, Services & Others

Segment revenues were ¥1,213.5 billion (U.S.$10,284 million), largely the same as the previous fiscal year, as firm sales growth at Hitachi Transport System, Ltd. was negated by lower sales at some overseas general trading companies. Operating income rose 4%, to ¥20.2 billion (U.S.$171 million), mainly due to higher earnings at Hitachi Transport System.



Hitachi Transport System has opened a joint distribution center for the medical industry
—Kansai Medical Distribution Center—

Hitachi Transport System, Ltd.

Sales increased year on year. In the domestic distribution and transport business, sales rose due to healthy sales growth in the core third-party logistics solutions business, mainly in the information and telecommunications, medical and distribution-related fields, as well as expansion in the range of orders from existing customers and the development of new customers. Sales in the global distribution and transport business were also up due to higher sales in local distribution overseas, particularly in North America and Europe, as well as import and export-related operations.

Earnings rose year on year due to growth in the third-party logistics solutions business and cost cutting.

Others

Sales declined at certain overseas general trading companies due to a fall in large projects and lower prices for products and services.

Financial Services

Segment revenues decreased 3% year on year, to ¥500.0 billion (U.S.$4,238 million), although revenues at Hitachi Capital Corporation were on a par with the previous fiscal year. Operating income dropped 33%, to ¥23.5 billion (U.S.$199 million), mainly due to lower earnings at Hitachi Capital.

Hitachi Capital Corporation

Volume declined year on year. Earnings also declined due to higher financing costs.

In the finance sector, volume decreased as Hitachi Capital sought to focus on quality, such as by reviewing its product mix of long-term housing loans, in response to a changing finance market characterized by higher interest rates. Earnings declined due to higher financing costs.

In other financial services, volume increased year on year. This reflected a focus on corporate cards and account settlement services in card operations and an increase in customers in the outsourcing business. Earnings declined due to the transfer of the finance- and human resources-related shared services operations of Hitachi Triple Win Corp. to Hitachi Management Partner, Corp.


ETC
HITACHI CARD

Multifunctional IC card and electronic toll collection auto card

Segment Information

Years ended March 31, 2007, 2006 and 2005

Industry Segments

		Millions of yen			Millions of U.S. dollars
		2007	2006	2005	2007
Revenues	Information & Telecommunication Systems	**¥ 2,472,227**	¥ 2,360,956	¥ 2,268,386	**$20,951**
	Electronic Devices	**1,287,492**	1,204,407	1,320,177	**10,911**
	Power & Industrial Systems	**3,022,299**	2,805,169	2,515,366	**25,613**
	Digital Media & Consumer Products	**1,506,073**	1,305,658	1,280,302	**12,763**
	High Functional Materials & Components	**1,794,506**	1,600,246	1,504,312	**15,208**
	Logistics, Services & Others	**1,213,529**	1,214,784	1,248,296	**10,284**
	Financial Services	**500,065**	517,975	529,695	**4,238**
	Subtotal	**11,796,191**	11,009,195	10,666,534	**99,968**
	Eliminations & Corporate items	**(1,548,288)**	(1,544,394)	(1,639,491)	**(13,121)**
	Total	**10,247,903**	9,464,801	9,027,043	**86,847**
Operating income (loss) (note 2 on page 30)	Information & Telecommunication Systems	**¥ 60,343**	¥ 84,687	¥ 67,761	**$ 511**
	Electronic Devices	**45,755**	20,439	37,017	**388**
	Power & Industrial Systems	**36,391**	92,552	73,661	**308**
	Digital Media & Consumer Products	**(58,435)**	(35,771)	8,694	**(495)**
	High Functional Materials & Components	**132,399**	110,069	87,514	**1,122**
	Logistics, Services & Others	**20,233**	19,511	9,808	**171**
	Financial Services	**23,534**	35,001	31,073	**199**
	Subtotal	**260,220**	326,488	315,528	**2,205**
	Eliminations & Corporate items	**(77,708)**	(70,476)	(36,473)	**(659)**
	Total	**182,512**	256,012	279,055	**1,547**

Others

		2007	2006	2005
Number of employees	Information & Telecommunication Systems	**100,088**	92,413	91,956
	Electronic Devices	**32,253**	30,288	26,492
	Power & Industrial Systems	**105,512**	96,189	92,919
	Digital Media & Consumer Products	**41,690**	34,572	34,458
	High Functional Materials & Components	**59,235**	59,065	59,172
	Logistics, Services & Others	**37,347**	34,941	34,113
	Financial Services	**4,554**	4,706	4,485
	Subtotal	**380,679**	352,174	343,595
	Corporate	**3,765**	3,705	3,829
	Total	**384,444**	355,879	347,424

				Millions of yen	Millions of U.S. dollars
		2007	2006	2005	**2007**
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 155,675**	¥ 123,266	¥ 103,023	**$ 1,319**
	Electronic Devices	**34,614**	35,756	47,039	**293**
	Power & Industrial Systems	**151,964**	106,778	98,348	**1,288**
	Digital Media & Consumer Products	**83,144**	38,516	38,426	**705**
	High Functional Materials & Components	**91,893**	84,557	75,535	**779**
	Logistics, Services & Others	**28,296**	24,119	31,160	**240**
	Financial Services	**554,853**	570,644	591,330	**4,702**
	Subtotal	**1,100,439**	983,636	984,861	**9,326**
	Eliminations & Corporate items	**(51,867)**	(28,930)	(25,268)	**(440)**
	Total	**1,048,572**	954,706	959,593	**8,886**
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 93,285**	¥ 82,735	¥ 77,289	**$ 791**
	Electronic Devices	**37,871**	45,658	43,504	**321**
	Power & Industrial Systems	**91,706**	79,657	73,887	**777**
	Digital Media & Consumer Products	**43,513**	40,687	37,913	**369**
	High Functional Materials & Components	**65,910**	64,310	65,789	**559**
	Logistics, Services & Others	**23,341**	23,629	23,416	**198**
	Financial Services	**113,886**	111,820	100,316	**965**
	Subtotal	**469,512**	448,496	422,114	**3,979**
	Eliminations & Corporate items	**2,663**	2,674	2,966	**23**
	Total	**472,175**	451,170	425,080	**4,001**
R&D expenditures	Information & Telecommunication Systems	**¥ 157,858**	¥ 161,640	¥ 164,765	**$ 1,338**
	Electronic Devices	**46,003**	47,037	47,361	**390**
	Power & Industrial Systems	**95,065**	85,591	78,576	**806**
	Digital Media & Consumer Products	**35,859**	33,478	32,172	**304**
	High Functional Materials & Components	**50,179**	48,869	43,398	**425**
	Logistics, Services & Others	**2,561**	4,797	5,354	**22**
	Financial Services	**1,513**	1,686	2,347	**13**
	Subtotal	**389,038**	383,098	373,973	**3,297**
	Corporate items	**23,496**	21,981	14,661	**199**
	Total	**412,534**	405,079	388,634	**3,496**
Assets	Information & Telecommunication Systems	**¥ 1,987,603**	¥ 1,844,979	¥ 1,767,074	**$16,844**
	Electronic Devices	**840,986**	856,147	838,605	**7,127**
	Power & Industrial Systems	**2,728,817**	2,474,327	2,357,504	**23,126**
	Digital Media & Consumer Products	**971,187**	841,935	719,168	**8,230**
	High Functional Materials & Components	**1,503,733**	1,363,833	1,301,039	**12,744**
	Logistics, Services & Others	**1,049,916**	958,337	932,354	**8,898**
	Financial Services	**2,442,066**	2,280,880	2,157,409	**20,695**
	Subtotal	**11,524,308**	10,620,438	10,073,153	**97,664**
	Eliminations & Corporate items	**(880,049)**	(599,243)	(336,906)	**(7,458)**
	Total	**10,644,259**	10,021,195	9,736,247	**90,206**

Geographic Segments

		Millions of yen			Millions of U.S. dollars
		2007	2006	2005	**2007**
Revenues					
Japan	Outside customer revenues	**¥ 7,010,181**	¥ 6,747,222	¥ 6,598,002	**$ 59,408**
	Intersegment transactions	**1,274,048**	1,033,180	937,814	**10,797**
	Total	**8,284,229**	7,780,402	7,535,816	**70,205**
Asia	Outside customer revenues	**1,459,549**	1,178,568	1,059,197	**12,369**
	Intersegment transactions	**561,208**	453,823	388,249	**4,756**
	Total	**2,020,757**	1,632,391	1,447,446	**17,125**
North America	Outside customer revenues	**981,098**	899,608	798,266	**8,314**
	Intersegment transactions	**89,912**	64,486	34,224	**762**
	Total	**1,071,010**	964,094	832,490	**9,076**
Europe	Outside customer revenues	**645,354**	519,042	470,792	**5,469**
	Intersegment transactions	**37,454**	27,390	20,015	**317**
	Total	**682,808**	546,432	490,807	**5,787**
Other Areas	Outside customer revenues	**151,721**	120,361	100,786	**1,286**
	Intersegment transactions	**21,574**	11,182	3,545	**183**
	Total	**173,295**	131,543	104,331	**1,469**
	Subtotal	**12,232,099**	11,054,862	10,410,890	**103,662**
	Eliminations & Corporate items	**(1,984,196)**	(1,590,061)	(1,383,847)	**(16,815)**
	Total	**10,247,903**	9,464,801	9,027,043	**86,847**
Operating income (loss) (note 2)					
Japan		**¥ 212,316**	¥ 275,715	¥ 274,389	**$ 1,799**
Asia		**(3,664)**	6,727	27,538	**(31)**
North America		**25,310**	23,428	10,188	**214**
Europe		**23,312**	18,702	16,382	**198**
Other Areas		**8,647**	6,555	3,260	**73**
	Subtotal	**265,921**	331,127	331,757	**2,254**
	Eliminations & Corporate items	**(83,409)**	(75,115)	(52,702)	**(707)**
	Total	**182,512**	256,012	279,055	**1,547**

Revenues by Market

		Millions of yen			Millions of U.S. dollars
		2007	2006	2005	**2007**
Japan	**Revenues**	**¥ 6,093,627**	¥ 5,825,156	¥ 5,749,603	**$ 51,641**
	Percentage of Total Revenues (%)	**59**	62	64	
Outside Japan	**Asia**	**1,859,664**	1,619,235	1,406,883	**15,760**
	Percentage of Total Revenues (%)	**18**	17	15	
	North America	**1,057,389**	968,957	901,855	**8,961**
	Percentage of Total Revenues (%)	**10**	10	10	
	Europe	**869,022**	748,480	709,770	**7,365**
	Percentage of Total Revenues (%)	**9**	8	8	
	Other Areas	**368,201**	302,973	258,932	**3,120**
	Percentage of Total Revenues (%)	**4**	3	3	
	Subtotal	**4,154,276**	3,639,645	3,277,440	**35,206**
	Percentage of Total Revenues (%)	**41**	38	36	
	Total	**10,247,903**	9,464,801	9,027,043	**86,847**

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Corporate Social Responsibility

The Hitachi Group believes corporate social responsibility (CSR) is founded on the understanding and actions of each individual employee. With this in mind, Hitachi has formulated the Hitachi Group Three-Year CSR Roadmap as a medium-term CSR action plan. Guided by this roadmap, the group is working as one to strengthen its CSR activities.

The Hitachi Group's Approach to CSR

The corporate credo is to contribute to society through the development of superior, original technology and products, and we have long cherished Hitachi's founding spirit encapsulated by the words, "Wa," "Makoto" and "Kaitakusya-seishin."*

CSR, as defined by the Hitachi Group, means promoting activities that increase social, economic, environmental and human value with a clear commitment from top management and by strengthening corporate governance, based on a culture of compliance and high ethical values. In accordance with Hitachi's founding spirit, the mission of the Hitachi Group is to contribute to the realization of a better, more prosperous global society, by utilizing the true collective strengths of the group, characterized by its knowledge and technology. This is also the Hitachi Group's vision for CSR.

To fulfill these philosophies and missions and to meet the expectations of society, Hitachi in March 2005 formulated the CSR Policy of the Hitachi Group. The Hitachi Group also has a framework for promoting CSR activities worldwide based on this policy.

CSR Policy of the Hitachi Group

1. Commitment to Corporate Social Responsibility (CSR)
2. Contribution to Society through Our Business
3. Disclosure of Information and Stakeholder Engagement
4. Corporate Ethics and Human Rights
5. Environmental Conservation
6. Corporate Citizenship Activities
7. Working Environment
8. Responsible Partnership with Business Partners

(Adopted March 2005)



Hitachi Group Corporate Social Responsibility Report 2007
This report outlines the Hitachi Group's overall stance and specific activities and measures regarding CSR.

Achieving the Three-Year Roadmap

The Hitachi Group has been following the Hitachi Group Three-Year CSR Roadmap since April 2006. This CSR medium-term action plan identifies goals and challenges by determining the society's expectations and demands for each of the policies set forth in the CSR Policy of the Hitachi Group.

In fiscal 2006, to root the CSR Policy of the Hitachi Group to every Hitachi Group company, Hitachi ran a CSR e-learning program, conducted an employee survey of CSR awareness and implemented other initiatives in Japan. Overseas, we focused on establishing a structure to promote CSR and on formulating action policies suited to each region.

* Wa: harmony, trust, respect
Makoto: sincerity, fairness, honesty, integrity
Kaitakusya-seishin: pioneering spirit, challenge

In fiscal 2007, we will work to raise the level of CSR activities as well as to strengthen the management cycle through communication with stakeholders. Moreover, we will strive to enforce compliance by instilling an even greater awareness of compliance in employees. Through these measures, we aim to deepen CSR activities.

About Hitachi's Environmental Activities

The Hitachi Group has a medium-term environmental plan called Environmental Vision 2015, under which it is implementing measures on a global basis aimed at realizing a corporate community and sustainable society that are in harmony with the natural environment. Hitachi has also formulated The Second Term Environmental Strategy, a five-year action plan for translating this vision into reality. Activities under this strategy began in April 2006.

The Hitachi Group views prevention of global warming, sustainable use of resources, recycling and conservation of the ecosystem as particularly important environmental themes. Based on this stance, the Hitachi Group works to reduce environmental load by repeatedly making improvements at the design stage, which has a major bearing on the environmental performance throughout the entire lifecycle of a product, from production to final disposal, and the manufacturing stage where direct loads are emitted.

To reduce the environmental load at both the design and manufacturing stages in a well-balanced manner, Hitachi has set targets for fiscal 2015 to achieve "emission neutral" status, whereby "direct loads*1" imposed from the sourcing of raw materials to production and distribution, and "social loads*2" arising once products are in the hands of users, are reduced by the same amount.

*1 Direct loads: energy used in production activities, such as the acquisition of basic materials and processing and refining of parts; greenhouse gases emitted from factories; and energy used for recycling waste and for transportation.

*2 Social loads: electricity consumed by products and energy used for recycling end-of-life products, among other items.

Financial Section

Contents



Consolidated Balance Sheets

Hitachi, Ltd. and Subsidiaries
March 31, 2007 and 2006

Assets	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (note 3) 2007
Current assets:			
Cash and cash equivalents	**¥ 617,866**	¥ 658,255	**$ 5,236,153**
Short-term investments (note 4)	**33,986**	162,756	**288,017**
Trade receivables, net of allowance for doubtful receivables of ¥42,959 million ($364,059 thousand) for 2007 and ¥39,975 million for 2006:			
Notes (notes 7 and 17)	**154,406**	127,284	**1,308,525**
Accounts (note 7)	**2,341,609**	2,266,097	**19,844,144**
Investments in leases (notes 6 and 7)	**148,456**	143,569	**1,258,102**
Inventories (note 5)	**1,450,258**	1,262,308	**12,290,322**
Prepaid expenses and other current assets (note 9)	**687,554**	547,048	**5,826,729**
Total current assets	**5,434,135**	5,167,317	**46,051,992**
Investments and advances, including affiliated companies (note 4)	**1,049,724**	1,029,673	**8,895,966**
Property, plant and equipment (note 6):			
Land	**465,315**	435,961	**3,943,347**
Buildings	**1,842,904**	1,748,318	**15,617,831**
Machinery and equipment	**5,850,195**	5,522,253	**49,577,924**
Construction in progress	**96,008**	74,114	**813,627**
	8,254,422	7,780,646	**69,952,729**
Less accumulated depreciation	**5,565,445**	5,320,460	**47,164,788**
Net property, plant and equipment	**2,688,977**	2,460,186	**22,787,941**
Other assets (notes 6, 8, 9 and 11)	**1,471,423**	1,364,019	**12,469,686**
Total assets	**¥10,644,259**	¥10,021,195	**$90,205,585**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen 2007	2006	Thousands of U.S. dollars (note 3) 2007
Current liabilities:			
Short-term debt (note 10)	¥ 894,393	¥ 752,527	¥ 7,579,602
Current portion of long-term debt (notes 6 and 10)	303,214	248,028	2,569,610
Trade payables:			
Notes	85,282	68,599	722,729
Accounts	1,584,959	1,416,367	13,431,856
Accrued expenses (note 11)	902,164	863,683	7,645,458
Income taxes (note 9)	87,354	66,101	740,288
Advances received	284,704	277,887	2,412,746
Other current liabilities (note 9)	525,474	428,259	4,453,169
Total current liabilities	4,667,544	4,121,451	39,555,458
Long-term debt (notes 6 and 10)	1,489,843	1,418,489	12,625,788
Retirement and severance benefits (note 11)	818,457	827,669	6,936,076
Other liabilities (note 9)	151,869	109,006	1,287,026
Total liabilities	7,127,713	6,476,615	60,404,348
Minority interests	1,073,749	1,036,807	9,099,568
Stockholders' equity:			
Common stock (notes 10 and 12)	282,033	282,033	2,390,110
Capital surplus (note 12)	560,796	561,484	4,752,508
Legal reserve and retained earnings (note 13)	1,713,757	1,778,203	14,523,364
Accumulated other comprehensive loss (note 15)	(88,450)	(95,997)	(749,576)
Treasury stock, at cost (note 14)	(25,339)	(17,950)	(214,737)
Total stockholders' equity	2,442,797	2,507,773	20,701,669
Commitments and contingencies (note 17)			
Total liabilities and stockholders' equity	¥10,644,259	¥10,021,195	¥90,205,585

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

			Millions of yen	Thousands of U.S. dollars (note 3)
	2007	2006	2005	**2007**
Revenues:				
Product sales	**¥ 9,271,456**	¥8,486,190	¥8,055,179	**$78,571,661**
Financial and other services	**976,447**	978,611	971,864	**8,274,975**
Total revenues	**10,247,903**	9,464,801	9,027,043	**86,846,636**
Cost of sales:				
Product sales	**(7,392,146)**	(6,683,759)	(6,258,922)	**(62,645,305)**
Financial and other services	**(696,225)**	(703,985)	(702,348)	**(5,900,212)**
Total cost of sales	**(8,088,371)**	(7,387,744)	(6,961,270)	**(68,545,517)**
Selling, general and administrative expenses	**(1,977,020)**	(1,821,045)	(1,786,718)	**(16,754,407)**
Impairment losses for long-lived assets (note 18)	**(9,918)**	(27,408)	(26,797)	**(84,051)**
Restructuring charges (note 19)	**(3,983)**	(4,429)	(33,307)	**(33,754)**
Interest income	**25,914**	18,170	13,413	**219,610**
Dividends income	**6,063**	6,421	5,971	**51,381**
Gains on sales of stock by subsidiaries or affiliated companies (note 21)	**12,034**	393	14,422	**101,983**
Other income (note 20)	**58,976**	62,609	52,602	**499,797**
Interest charges	**(37,794)**	(33,265)	(29,057)	**(320,288)**
Other deductions (note 20)	**(31,466)**	(3,639)	(11,796)	**(266,661)**
Income before income taxes and minority interests	**202,338**	274,864	264,506	**1,714,729**
Income taxes (note 9)	**(162,814)**	(154,348)	(149,990)	**(1,379,780)**
Income before minority interests	**39,524**	120,516	114,516	**334,949**
Minority interests	**(72,323)**	(83,196)	(63,020)	**(612,907)**
Net income (loss)	**¥ (32,799)**	¥ 37,320	¥ 51,496	**$ (277,958)**

Net income (loss) per share (note 22):			Yen	U.S. dollars (note 3)
Basic	**¥(9.84)**	¥11.20	¥15.53	**$(0.08)**
Diluted	**(9.87)**	10.84	15.15	**(0.08)**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Millions of yen					
	2007					
	Common stock (notes 10 and 12)	Capital surplus (note 12)	Legal reserve and retained earnings (note 13)	Accumulated other comprehensive loss (note 15)	Treasury stock, at cost (note 14)	Total stockholders' equity
Balance at beginning of year	¥282,033	¥561,484	¥1,778,203	¥(95,997)	¥(17,950)	¥2,507,773
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(3,293)	(3,329)	720		(5,902)
Comprehensive loss (note 15):						
Net loss			(32,799)			(32,799)
Other comprehensive income, net of reclassification adjustments				29,246		29,246
Comprehensive loss						(3,553)
Adjustment to initially apply SFAS No. 158 (note 11)				(22,419)		(22,419)
Cash dividends (note 13)			(28,318)			(28,318)
Acquisition of treasury stock (note 14)					(12,000)	(12,000)
Sales of treasury stock (note 14)		153			748	901
Stock exchange for acquisition (note 14)		2,452			3,863	6,315
Balance at end of year	¥282,033	¥560,796	¥1,713,757	¥(88,450)	¥(25,339)	¥2,442,797
Comprehensive loss (note 15):						
Net loss						¥ (32,799)
Other comprehensive income arising during the year						48,517
Reclassification adjustments for net gain included in net loss						(19,271)
Comprehensive loss						¥ (3,553)

	Thousands of U.S. dollars (note 3)					
	2007					
	Common stock (notes 10 and 12)	Capital surplus (note 12)	Legal reserve and retained earnings (note 13)	Accumulated other comprehensive loss (note 15)	Treasury stock, at cost (note 14)	Total stockholders' equity
Balance at beginning of year	$2,390,110	$4,758,339	$15,069,517	$(813,534)	$(152,118)	$21,252,314
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(27,908)	(28,212)	6,103		(50,017)
Comprehensive loss (note 15):						
Net loss			(277,958)			(277,958)
Other comprehensive income, net of reclassification adjustments				247,847		247,847
Comprehensive loss						(30,111)
Adjustment to initially apply SFAS No. 158 (note 11)				(189,992)		(189,992)
Cash dividends (note 13)			(239,983)			(239,983)
Acquisition of treasury stock (note 14)					(101,695)	(101,695)
Sales of treasury stock (note 14)		1,297			6,339	7,636
Stock exchange for acquisition (note 14)		20,780			32,737	53,517
Balance at end of year	$2,390,110	$4,752,508	$14,523,364	$(749,576)	$(214,737)	$20,701,669
Comprehensive loss (note 15):						
Net loss						$ (277,958)
Other comprehensive income arising during the year						411,161
Reclassification adjustments for net gain included in net loss						(163,314)
Comprehensive loss						$ (30,111)

(Continued on following page.)

Millions of yen

2006

	Common stock (notes 10 and 12)	Capital surplus (note 12)	Legal reserve and retained earnings (note 13)	Accumulated other comprehensive loss (note 15)	Treasury stock, at cost (note 14)	Total stockholders' equity
Balance at beginning of year	¥282,033	¥565,360	¥1,779,198	¥(301,524)	¥(17,236)	¥2,307,831
Decrease arising from equity transaction, net transfer of minority interest, and other		(4,026)	(1,671)	(992)		(6,689)
Comprehensive income (note 15):						
Net income			37,320			37,320
Other comprehensive income, net of reclassification adjustments				206,519		206,519
Comprehensive income						243,839
Cash dividends (note 13)			(36,644)			(36,644)
Acquisition of treasury stock (note 14)					(1,058)	(1,058)
Sales of treasury stock (note 14)		150			344	494
Balance at end of year	¥282,033	¥561,484	¥1,778,203	¥(95,997)	¥(17,950)	¥2,507,773

Comprehensive income (note 15):	
Net income	¥ 37,320
Other comprehensive income arising during the year	221,157
Reclassification adjustments for net gain included in net income	(14,638)
Comprehensive income	¥ 243,839

Millions of yen

2005

	Common stock (notes 10 and 12)	Capital surplus (note 12)	Legal reserve and retained earnings (note 13)	Accumulated other comprehensive loss (note 15)	Treasury stock, at cost (note 14)	Total stockholders' equity
Balance at beginning of year	¥282,032	¥551,690	¥1,760,435	¥(393,864)	¥(32,162)	¥2,168,131
Conversion of convertible debentures	1					1
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		808	1,895	(326)		2,377
Comprehensive income (note 15):						
Net income			51,496			51,496
Other comprehensive income, net of reclassification adjustments				92,666		92,666
Comprehensive income						144,162
Cash dividends (note 13)			(34,628)			(34,628)
Acquisition of treasury stock (note 14)					(1,177)	(1,177)
Sales of treasury stock (note 14)		353			478	831
Stock exchange upon a merger (note 14)		12,509			15,625	28,134
Balance at end of year	¥282,033	¥565,360	¥1,779,198	¥(301,524)	¥(17,236)	¥2,307,831

Comprehensive income (note 15):	
Net income	¥ 51,496
Other comprehensive income arising during the year	97,878
Reclassification adjustments for net gain included in net income	(5,212)
Comprehensive income	¥ 144,162

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (note 3)
	2007	2006	2005	**2007**
Cash flows from operating activities (note 24):				
Net income (loss)	**¥ (32,799)**	¥ 37,320	¥ 51,496	**$ (277,958)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	**472,175**	451,170	425,080	**4,001,483**
Amortization	**149,823**	138,727	132,370	**1,269,686**
Impairment losses for long-lived assets	**9,918**	27,408	26,797	**84,051**
Deferred income taxes	**20,514**	33,815	45,310	**173,847**
Equity in (earnings) losses of affiliated companies, net	**(11,289)**	(8,688)	162	**(95,669)**
Gain on sale of investments and subsidiaries' common stock	**(53,240)**	(46,468)	(54,741)	**(451,186)**
Impairment of investments in securities	**8,309**	4,858	9,665	**70,415**
Loss on disposal of rental assets and other property	**31,590**	8,983	15,202	**267,712**
Income applicable to minority interests	**72,323**	83,196	63,020	**612,907**
(Increase) decrease in receivables	**52,599**	(94,078)	103,246	**445,754**
Increase in inventories	**(212,028)**	(107,069)	(95,191)	**(1,796,847)**
(Increase) decrease in prepaid expenses and other current assets	**(80,172)**	35,947	(29,973)	**(679,424)**
Increase (decrease) in payables	**104,987**	107,271	(53,785)	**889,720**
Decrease in accrued expenses and retirement and severance benefits	**(21,166)**	(30,505)	(26,823)	**(179,373)**
Increase (decrease) in accrued income taxes	**18,623**	2,047	(18,861)	**157,822**
Increase (decrease) in other liabilities	**38,470**	44,060	(408)	**326,017**
Net change in inventory-related receivables from financial services	**(9,819)**	14,328	(22,036)	**(83,212)**
Other	**56,224**	(11,447)	(5,174)	**476,475**
Net cash provided by operating activities	**615,042**	690,875	565,356	**5,212,220**
Cash flows from investing activities (note 24):				
Decrease in short-term investments	**25,054**	1,104	47,179	**212,322**
Capital expenditures	**(497,771)**	(382,386)	(368,896)	**(4,218,398)**
Purchase of assets to be leased	**(441,614)**	(466,681)	(483,192)	**(3,742,491)**
Collection of investments in leases	**318,063**	419,956	301,614	**2,695,449**
Proceeds from disposal of rental assets and other property	**43,982**	80,718	90,726	**372,729**
Proceeds from sale of investments and subsidiaries' common stock	**69,842**	99,717	112,932	**591,881**
Purchase of investments and subsidiaries' common stock	**(169,530)**	(67,643)	(61,711)	**(1,436,695)**
Purchase of software	**(123,876)**	(121,983)	(121,415)	**(1,049,797)**
Other	**(10,320)**	(64,164)	(44,225)	**(87,458)**
Net cash used in investing activities	**(786,170)**	(501,362)	(526,988)	**(6,662,458)**
Cash flows from financing activities (note 24):				
Increase in short-term debt, net	**93,917**	5,121	27,029	**795,907**
Proceeds from long-term debt	**380,646**	342,309	533,442	**3,225,814**
Payments on long-term debt	**(309,204)**	(551,265)	(599,637)	**(2,620,373)**
Proceeds on subsidiaries' common stock	**23,078**	2,310	18,077	**195,576**
Dividends paid to stockholders	**(28,243)**	(36,509)	(34,815)	**(239,347)**
Dividends paid to minority stockholders of subsidiaries	**(20,761)**	(17,591)	(16,671)	**(175,941)**
Acquisition of subsidiaries' common stock for treasury	**(7,075)**	(5,449)	(26,508)	**(59,958)**
Acquisition of common stock for treasury	**(12,000)**	(1,058)	(1,177)	**(101,695)**
Proceeds from sales of treasury stock	**901**	494	831	**7,636**
Net cash provided by (used in) financing activities	**121,259**	(261,638)	(99,429)	**1,027,619**
Effect of exchange rate changes on cash and cash equivalents	**9,480**	21,665	5,380	**80,339**
Net decrease in cash and cash equivalents	**(40,389)**	(50,460)	(55,681)	**(342,280)**
Cash and cash equivalents at beginning of year	**658,255**	708,715	764,396	**5,578,433**
Cash and cash equivalents at end of year	**¥617,866**	¥658,255	¥708,715	**$5,236,153**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Hitachi, Ltd. and Subsidiaries

1. NATURE OF OPERATIONS

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company's and its subsidiaries' businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose fiscal years differ from March 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company's financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments where the Company does not have significant influence are accounted for using the cost method.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of generally three months or less when purchased to be cash equivalents.

(d) Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company's and subsidiaries' best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders' equity.

(f) Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values, except for equity-method investments, are accounted for under the cost method. The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investment below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of a held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g) Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated. Initially recorded at allocated carrying amount in the period of securitizations, the amount of retained interests is subsequently recorded at fair value as of the balance sheet date in the same manner for the available-for-sale securities.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(h) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, mainly over the following estimated useful lives:

Buildings	
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment	
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j) Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has certain operating segments and, in identifying the reporting unit for the purpose of testing goodwill for impairment, considers disaggregating that operating segment into economically dissimilar components based on specific facts and circumstances, especially the level at which performance of the operating segment is reviewed, how many businesses are included in the operating segment, and the economic similarity of those businesses. In assigning goodwill to reporting units, the Company considers which reporting units are expected to benefit from the synergies of the combination in a manner similar to how the amount of goodwill recognized in a business combination. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The principal estimated useful lives are as follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k) Capitalized Software Costs
Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software's expected future revenue to current year's revenue or the straight-line method over the remaining estimated economic life of each software.

(l) Impairment of Long-lived Assets
The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

(m) Retirement and Severance Benefits
The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." As described in note 11, on March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Prior to the adoption of the recognition provisions of SFAS No. 158, unrecognized gains and losses were amortized using the straight-line method over the average remaining service period of active employees.

(n) Derivative Financial Instruments
The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(o) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

The Company offers multiple solutions to its customers' needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company's policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company's and certain subsidiaries' products (in certain cases separately priced) and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company's consumer products business and others to compensate the customer retailers for a decline in the product's value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery to the customer are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specification is achieved, whichever is appropriate under the relevant contractual terms.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, "Software Revenue Recognition," as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized under the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

Service Revenues:
Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed but the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p) Shipping and handling costs
Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(q) Advertising
Advertising costs are expensed as incurred.

(r) Research and Development Costs
Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(s) Income Taxes
Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(t) Sales of Stock by Subsidiaries
The change in the Company's proportionate share of a subsidiary's equity resulting from issuance of stock by the subsidiary is recognized in the accompanying consolidated statements of operations.

(u) Net Income Per Share
Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(v) Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In adopting this statement, the Company applied the modified-prospective-transition method, accordingly, results for prior periods have not been restated. Adoption of this statement had no material effect on the consolidated results of operations of the Company and subsidiaries, and their cash flows for the year ended March 31, 2007.

Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principle Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the years ended March 31, 2006 and 2005, the Company recognized no material stock-based compensation expense. SFAS No. 123 prescribed the recognition of compensation expense based on the fair value of options on the grant date and allowed continuous application of APB No. 25 if certain pro forma disclosures were made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen	
	2006	2005
Net income — as reported	¥37,320	¥51,496
Stock-based compensation expense included in reported net income	214	215
Stock-based compensation expense determined under SFAS No. 123	(440)	(459)
Net income — pro forma	¥37,094	¥51,252
Net income per share:		Yen
Basic — as reported	¥11.20	¥15.53
Basic — pro forma	11.14	15.45
Diluted — as reported	10.84	15.15
Diluted — pro forma	10.78	15.08

(w) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(x) Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34."

(y) New Accounting Standards

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140." The amendments made by SFAS No. 155 resolve issues addressed in SFAS No. 133 Implementation Issue No. D1, and require evaluation of interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 155 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140." This statement provides the guidance for the measurement methods for servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 156 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect of adopting this interpretation on the consolidated financial position or result of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted, however, an entity must also adopt all of the requirements of SFAS No. 157 as of the adoption date. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

(z) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

The Company has reclassified certain balances on the March 31, 2006 consolidated balance sheet to conform to the March 31, 2007 presentation format. The reclassifications had no effect on net income or total shareholders' equity. These reclassified balances relate to the current and long-term portions of investment in leases and trade receivables which were previously reported in the footnotes to the consolidated financial statements and now separately reflected on the consolidated balance sheet. After reclassification, the noncurrent portions of the trade receivables and investment in leases are included in other assets and the consolidated balance sheet as of March 31, 2006 denotes subtotals for current assets and current liabilities. The amounts of trade receivables and investment in leases reclassified to other assets as of March 31, 2006 are ¥37,300 million and ¥308,188 million, respectively.

3. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥118=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 30, 2007. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

4. INVESTMENTS IN SECURITIES AND AFFILIATED COMPANIES

Short-term investments as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investments in securities:			
Available-for-sale securities	**¥13,279**	¥ 75,975	**$112,534**
Held-to-maturity securities	**43**	57	**364**
Trading securities	**20,664**	86,724	**175,119**
	¥33,986	¥162,756	**$288,017**

Investments and advances, including affiliated companies as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investments in securities:			
Available-for-sale securities	**¥ 396,910**	¥ 447,298	**$3,363,644**
Held-to-maturity securities	**1,048**	1,316	**8,881**
Securities without readily determinable fair values	**72,190**	79,321	**611,780**
Investments in affiliated companies	**406,324**	368,989	**3,443,424**
Advances and other	**173,252**	132,749	**1,468,237**
	¥1,049,724	¥1,029,673	**$8,895,966**

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2007 and 2006.

								Millions of yen
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2007				2006
Short-term investments:								
Debt securities	¥ 11,260	¥ 3	¥ 32	¥ 11,231	¥ 26,956	¥ 10	¥ 16	¥ 26,950
Other securities	2,042	10	4	2,048	49,045	29	49	49,025
	13,302	13	36	13,279	76,001	39	65	75,975
Investments and advances:								
Equity securities	127,839	178,152	1,692	304,299	138,449	208,048	2,168	344,329
Debt securities	66,746	1,809	524	68,031	76,838	1,323	2,718	75,443
Other securities	24,103	649	172	24,580	26,972	768	214	27,526
	218,688	180,610	2,388	396,910	242,259	210,139	5,100	447,298
	¥231,990	¥180,623	¥2,424	¥410,189	¥318,260	¥210,178	¥5,165	¥523,273

				Thousands of U.S. dollars
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2007
Short-term investments:				
Debt securities	$ 95,424	$ 25	$ 271	$ 95,178
Other securities	17,305	85	34	17,356
	112,729	110	305	112,534
Investments and advances:				
Equity securities	1,083,381	1,509,763	14,339	2,578,805
Debt securities	565,644	15,330	4,440	576,534
Other securities	204,263	5,500	1,458	208,305
	1,853,288	1,530,593	20,237	3,363,644
	$1,966,017	$1,530,703	$20,542	$3,476,178

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2007 and 2006.

	Millions of yen							
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2007				2006
Short-term investments:								
Debt securities	¥ –	¥ –	¥ 2,413	¥ 32	¥ 8,279	¥ 7	¥ 991	¥ 9
Other securities	96	4	–	–	1,152	49	–	–
	96	4	2,413	32	9,431	56	991	9
Investments and advances:								
Equity securities	9,052	1,261	1,565	431	1,105	111	14,035	2,057
Debt securities	4,069	23	25,504	501	28,152	1,410	13,110	1,308
Other securities	2,703	82	4,516	90	5,007	86	4,717	128
	15,824	1,366	31,585	1,022	34,264	1,607	31,862	3,493
	¥15,920	¥1,370	¥33,998	¥1,054	¥43,695	¥1,663	¥32,853	¥3,502

	Thousands of U.S. dollars			
	Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2007
Short-term investments:				
Debt securities	$ –	$ –	$ 20,449	$ 271
Other securities	813	34	–	–
	813	34	20,449	271
Investments and advances:				
Equity securities	76,712	10,686	13,263	3,653
Debt securities	34,483	195	216,136	4,245
Other securities	22,907	695	38,271	763
	134,102	11,576	267,670	8,661
	$134,915	$11,610	$288,119	$8,932

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥83,513 million ($707,737 thousand), ¥60,969 million and ¥60,653 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2007, 2006 and 2005 were ¥43,267 million ($366,669 thousand), ¥22,480 million and ¥15,889 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2007, 2006 and 2005 were ¥176 million ($1,492 thousand), ¥482 million and ¥64 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities as of March 31, 2007, 2006 and 2005 were ¥2,684 million ($22,746 thousand), ¥7,556 million and ¥2,223 million, respectively, and were classified as other income in the consolidated statements of operations.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2007 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2007			2007
Due within five years	¥ 850	¥33,512	¥34,362	$7,203	$284,000	$291,203
Due after five years through ten years	198	19,884	20,082	1,678	168,508	170,186
Due after ten years	–	39,215	39,215	–	332,331	332,331
	¥1,048	¥92,611	¥93,659	$8,881	$784,839	$793,720

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2007 and 2006 were ¥68,741 million ($582,551 thousand) and ¥75,764 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2007 and 2006, were ¥190,632 million ($1,615,525 thousand) and ¥184,504 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2007 and 2006 were ¥93,957 million ($796,246 thousand) and ¥91,191 million, respectively.

As of March 31, 2007 and 2006, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥15,190 million ($128,729 thousand) and ¥13,576 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2007 and 2006, equity-method goodwill included in investments in certain affiliated companies were ¥5,062 million ($42,898 thousand) and ¥11,848 million, respectively.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets	¥1,402,438	¥1,293,236	$11,885,068
Non-current assets	1,012,226	965,574	8,578,186
Current liabilities	1,138,964	1,106,243	9,652,237
Non-current liabilities	338,384	319,149	2,867,661

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Revenues	¥2,574,034	¥2,302,913	¥2,588,526	$21,813,847
Gross profit	394,762	370,979	432,615	3,345,441
Net income	24,664	22,177	1,850	209,017

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Trade receivables	**¥144,610**	¥166,484	**$1,225,508**
Trade payables	**85,517**	64,654	**724,720**

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Revenues	**¥589,103**	¥535,084	¥559,954	**$4,992,398**
Purchases	**379,772**	315,356	362,771	**3,218,407**

5. INVENTORIES

Inventories as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Finished goods	**¥ 578,060**	¥ 420,943	**$ 4,898,814**
Work in process	**637,536**	654,943	**5,402,847**
Raw materials	**234,662**	186,422	**1,988,661**
	¥1,450,258	¥1,262,308	**$12,290,322**

6. LEASES

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2007 amounted to ¥1,857,654 million ($15,742,831 thousand) and ¥1,436,822 million ($12,176,458 thousand), respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2007 and the future minimum lease receivables of financing leases as of March 31, 2006:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		2007		2007
2008	¥167,166	¥ 76,573	$1,416,661	$ 648,924
2009	137,184	58,625	1,162,576	496,822
2010	101,605	38,630	861,059	327,373
2011	64,166	20,688	543,780	175,322
2012	31,311	8,251	265,348	69,924
Thereafter	68,910	14,081	583,983	119,330
Total minimum payments to be received	570,342	¥216,848	4,833,407	$1,837,695
Amount representing executory costs	(27,188)		(230,407)	
Unearned income	(38,357)		(325,059)	
Allowance for doubtful receivables	(4,289)		(36,348)	
Net investment in financing leases	500,508		4,241,593	
Less current portion of net investment in financing leases, included in investments in leases	148,456		1,258,102	
Long-term net investment in financing leases, included in other assets	¥352,052		$2,983,491	

	Millions of yen
	Financing leases
	2006
Total minimum payments to be received	¥512,322
Amount representing executory costs	(20,449)
Unearned income	(33,934)
Allowance for doubtful receivables	(6,182)
Net investment in financing leases	451,757
Less current portion of net investment in financing leases, included in investments in leases	143,569
Long-term net investment in financing leases, included in other assets	¥308,188

The Company and certain subsidiaries lease certain manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2007 and 2006 amounted to ¥43,406 million ($367,847 thousand) and ¥33,516 million, respectively, and accumulated depreciation as of March 31, 2007 and 2006 amounted to ¥26,070 million ($220,932 thousand) and ¥19,307 million, respectively.

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain of the leased back portion in the amount of ¥2,736 million has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2007:

	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
Years ending March 31		2007		2007
2008	¥ 6,848	¥12,488	$58,034	$105,831
2009	4,898	10,099	41,508	85,585
2010	2,369	6,839	20,076	57,958
2011	1,238	3,274	10,492	27,746
2012	811	2,928	6,873	24,813
Thereafter	941	12,218	7,975	103,542
Total minimum lease payments	17,105	¥47,846	144,958	$405,475
Amount representing executory costs	(357)		(3,026)	
Amount representing interest	(628)		(5,322)	
Present value of net minimum lease payments	16,120		136,610	
Less current portion of capital lease obligations	6,540		55,424	
Long-term capital lease obligations	¥ 9,580		$81,186	

7. SECURITIZATIONS

For the years ended March 31, 2007, 2006 and 2005, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to the subsidiaries' other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investors' interests. For the years ended March 31, 2007, 2006 and 2005, gains recognized on the sale of lease receivables amounted to ¥17,475 million ($148,093 thousand), ¥21,619 million and ¥12,985 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2007, 2006 and 2005:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Proceeds from transfer of lease receivables	¥327,741	¥436,919	¥310,668	$2,777,466
Servicing fees received	60	43	22	508
Purchases of delinquent or ineligible assets	(32,299)	(28,074)	(25,717)	(273,720)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2007 is as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2007			2007
Total assets managed or transferred:						
Lease receivables	¥1,191,923	¥678	¥1,166	$10,101,042	$5,746	$9,881
Assets transferred	(691,415)			(5,859,449)		
Assets held in portfolio	¥ 500,508			$ 4,241,593		

As of March 31, 2007, the amount of the subordinated interests retained relating to these securitizations was ¥92,417 million ($783,195 thousand).

Key economic assumptions used in measuring the fair value of the subordinated interests resulting from securitizations completed during the year ended March 31, 2007 are as follows:

	2007
Weighted average life (in years)	5.1
Expected credit loss	0.00–0.03%
Discount rate	1.28–1.41%

Key economic assumptions used in measuring the fair value of the subordinated interests as of March 31, 2007 are as follows:

	2007
Weighted average life (in years)	3.4
Expected credit loss	0.00–0.03%
Discount rate	0.77–1.41%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions are as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Expected credit loss:		
Impact on fair value of 10% adverse change	¥(221)	$(1,873)
Impact on fair value of 20% adverse change	(457)	(3,873)
Discount rate:		
Impact on fair value of 10% adverse change	(283)	(2,398)
Impact on fair value of 20% adverse change	(568)	(4,814)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption of the fair value of the interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

For the years ended March 31, 2007, 2006 and 2005, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2007, 2006 and 2005, proceeds from the transfer of trade receivables were ¥1,534,508 million ($13,004,305 thousand), ¥1,361,784 million and ¥1,252,656 million, respectively, and losses recognized on those transfers were ¥7,030 million ($59,576 thousand), ¥2,445 million and ¥3,388 million, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets other than goodwill acquired during the years ended March 31, 2007, 2006 and 2005 amounted to ¥181,226 million ($1,535,814 thousand), ¥190,207 million and ¥228,085 million, respectively, and related amortization expense during the years ended March 31, 2007, 2006 and 2005 amounted to ¥149,823 million ($1,269,686 thousand), ¥138,727 million and ¥132,370 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2007, 2006 and 2005 were ¥58,043 million ($491,890 thousand), ¥52,705 million and ¥57,293 million, respectively.

Intangible assets other than goodwill included in other assets as of March 31, 2007 and 2006 are as follows:

	Millions of yen					
	2007			2006		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:						
Software	¥ 467,829	¥363,280	¥104,549	¥ 431,208	¥318,794	¥112,414
Software for internal use	495,571	295,443	200,128	432,952	242,182	190,770
Patents	133,650	55,683	77,967	127,130	40,103	87,027
Other	119,446	75,466	43,980	104,523	71,502	33,021
	¥1,216,496	¥789,872	¥426,624	¥1,095,813	¥672,581	¥423,232
Indefinite-lived intangible assets	¥ 8,369	¥ –	¥ 8,369	¥ 7,753	¥ –	¥ 7,753

	Thousands of U.S. dollars		
	2007		
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:			
Software	$ 3,964,653	$3,078,644	$ 886,009
Software for internal use	4,199,754	2,503,754	1,696,000
Patents	1,132,627	471,890	660,737
Other	1,012,254	639,542	372,712
	$10,309,288	$6,693,830	$3,615,458
Indefinite-lived intangible assets	$ 70,924	$ –	$ 70,924

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥127,158	$1,077,610
2009	100,487	851,585
2010	65,115	551,822
2011	46,226	391,746
2012	28,128	238,373

The changes in the carrying amount of goodwill for the years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Balance at beginning of the year	**¥ 64,210**	¥45,898	**$ 544,152**
Acquired during the year	**85,250**	15,271	**722,458**
Impairment loss	**(1,743)**	(1,452)	**(14,771)**
Translation adjustment and other	**714**	4,493	**6,051**
Balance at end of the year, included in other assets	**¥148,431**	¥64,210	**$1,257,890**

The major components of goodwill acquired during the year ended March 31, 2007 were related to the acquisition of the noncontrolling interests in a subsidiary, NEOMAX Co., Ltd. and the interests in Clarion Co., Ltd.

9. INCOME TAXES

Components of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Millions of yen		
			2007
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	**¥218,136**	**¥(15,798)**	**¥202,338**
Income taxes:			
Current tax expense	**108,962**	**33,338**	**142,300**
Deferred tax expense (benefit)	**28,735**	**(8,221)**	**20,514**
	¥137,697	**¥ 25,117**	**¥162,814**

	Thousands of U.S. dollars		
			2007
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	**$1,848,610**	**$(133,881)**	**$1,714,729**
Income taxes:			
Current tax expense	**923,407**	**282,526**	**1,205,933**
Deferred tax expense (benefit)	**243,517**	**(69,670)**	**173,847**
	$1,166,924	**$ 212,856**	**$1,379,780**

	Millions of yen		
			2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥242,786	¥32,078	¥274,864
Income taxes:			
Current tax expense	99,753	20,780	120,533
Deferred tax expense	21,915	11,900	33,815
	¥121,668	¥32,680	¥154,348

			Millions of yen
			2005
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥212,424	¥52,082	¥264,506
Income taxes:			
Current tax expense	85,263	19,417	104,680
Deferred tax expense	41,847	3,463	45,310
	¥127,110	¥22,880	¥149,990

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2007, 2006 and 2005 are as follows:

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Continuing operations:				
Current tax expense	**¥142,300**	¥120,533	¥104,680	**$1,205,933**
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	**(25,298)**	(5,716)	23,672	**(214,390)**
Change in valuation allowance	**45,812**	39,531	21,638	**388,237**
	162,814	154,348	149,990	**1,379,780**
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	**15,540**	75,306	77,535	**131,695**
Net unrealized holding gain on available-for-sale securities	**(7,204)**	39,562	3,115	**(61,051)**
Cash flow hedges	**474**	985	(523)	**4,017**
	8,810	115,853	80,127	**74,661**
Adjustment to initially apply SFAS No. 158	**(16,847)**	–	–	**(142,771)**
	¥154,777	¥270,201	¥230,117	**$1,311,670**

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2007, 2006 and 2005.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries.

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2007	2006	2005
Combined statutory income tax rate	**40.6%**	40.6%	40.6%
Equity in (earnings) losses of affiliated companies	**(2.3)**	(1.3)	0.0
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	**7.6**	0.2	2.6
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	**(0.4)**	1.1	1.6
Expenses not deductible for tax purposes	**9.0**	5.4	4.6
Change in valuation allowance	**22.6**	14.4	8.2
Difference in statutory tax rates of foreign subsidiaries	**2.8**	(4.0)	(2.1)
Other	**0.6**	(0.2)	1.2
Effective income tax rate	**80.5%**	56.2%	56.7%

An increase in valuation allowance for the year ended March 31, 2007 resulted mainly from provisions recorded for anticipated losses on certain long-term contracts as discussed in note 17 for which realization of the corresponding deferred tax asset is unlikely.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2007 and 2006 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Total gross deferred tax assets:			
Retirement and severance benefits	**¥ 303,134**	¥ 300,732	**$2,568,932**
Accrued expenses	**243,383**	221,107	**2,062,568**
Property, plant and equipment, due to differences in depreciation	**34,335**	33,356	**290,975**
Net operating loss carryforwards	**136,497**	136,399	**1,156,754**
Other	**304,970**	323,299	**2,584,491**
	1,022,319	1,014,893	**8,663,720**
Valuation allowance	**(313,078)**	(282,295)	**(2,653,203)**
	709,241	732,598	**6,010,517**
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	**(31,196)**	(32,548)	**(264,373)**
Tax purpose reserves regulated by Japanese tax laws	**(15,905)**	(20,944)	**(134,788)**
Net unrealized gain on securities	**(74,580)**	(78,337)	**(632,034)**
Other	**(30,621)**	(34,175)	**(259,500)**
	(152,302)	(166,004)	**(1,290,695)**
Net deferred tax asset	**¥ 556,939**	¥ 566,594	**$4,719,822**

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2007 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Prepaid expenses and other current assets	**¥23,550**	¥16,187	**$199,576**
Other assets	**55,133**	58,325	**467,229**
	¥78,683	¥74,512	**$666,805**

Net deferred tax assets as of March 31, 2007 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Prepaid expenses and other current assets	**¥328,099**	¥281,347	**$2,780,500**
Other assets	**277,232**	325,526	**2,349,424**
Other current liabilities	**(1,214)**	(2,390)	**(10,288)**
Other liabilities	**(47,178)**	(37,889)	**(399,814)**
Net deferred tax asset	**¥556,939**	¥566,594	**$4,719,822**

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2007 and 2006 were an increase of ¥30,783 million ($260,873 thousand) and ¥85,484 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2007.

As of March 31, 2007, the Company and various subsidiaries have operating loss carryforwards of ¥368,908 million ($3,126,339 thousand) which are available to offset future taxable income, if any. Operating loss carryforwards of ¥274,048 million ($2,322,441 thousand) expire by March 31, 2012, and ¥94,860 million ($803,898 thousand) expire in various years thereafter or do not expire.

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, because such differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits.

10. SHORT-TERM AND LONG-TERM DEBT

The components of short-term debt as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Borrowings, mainly from banks	**¥424,936**	¥305,139	**$3,601,153**
Commercial paper	**414,010**	394,396	**3,508,559**
Borrowings from affiliates	**55,447**	52,992	**469,890**
	¥894,393	¥752,527	**$7,579,602**

The weighted average interest rate on short-term debt outstanding as of March 31, 2007 and 2006 was 0.6% and 0.1%.

The components of long-term debt as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Unsecured notes and debentures:			
Due 2013, interest 0.72% debenture	**¥ 80,000**	¥ 80,000	**$ 677,966**
Due 2010, interest 0.7% debenture	**49,888**	49,882	**422,780**
Due 2015, interest 1.56% debenture	**49,979**	49,977	**423,551**
Due 2008, interest 0.52% debenture	**5,000**	5,000	**42,373**
Due 2010, interest 0.74% debenture	**5,000**	5,000	**42,373**
Due 2007–2018, interest 0.26–3.00%, issued by subsidiaries	**560,581**	599,626	**4,750,686**
Unsecured convertible debentures:			
Series A, due 2009, zero coupon	**50,000**	50,000	**423,729**
Series B, due 2009, zero coupon	**50,000**	50,000	**423,729**
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2007–2017, interest 1.09–4.65%	**43,755**	43,244	**370,805**
Unsecured, maturing 2007–2026, interest 0.52–5.74%	**882,734**	722,782	**7,480,796**
Capital lease obligations	**16,120**	11,006	**136,610**
	1,793,057	1,666,517	**15,195,398**
Less current portion	**303,214**	248,028	**2,569,610**
	¥1,489,843	¥1,418,489	**$12,625,788**

The aggregate annual maturities of long-term debt after March 31, 2008 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 367,037	$ 3,110,483
2010	455,357	3,858,957
2011	157,768	1,337,017
2012	156,046	1,322,424
Thereafter	353,635	2,996,907
	¥1,489,843	$12,625,788

Short-term and long-term debt above as of March 31, 2007 include secured borrowings of ¥8,271 million ($70,093 thousand) and ¥39,394 million ($333,847 thousand), respectively, resulting from the transfer of financial assets which does not meet the criteria for a sale pursuant to SFAS No. 140 and is accounted for as secured borrowings with pledge of collateral.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional securities or mortgages on property, plant and equipment.

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price was ¥1,009 per share for both bonds at which time the fair value of the Company's common stock was ¥686. In accordance with the terms of the debenture, the conversion price was adjusted to ¥822 on October 19, 2005 for series A zero coupon convertible bonds and on April 19, 2006 for series B zero coupon convertible bonds. The conversion prices will be adjusted on October 19, 2007 for series A zero coupon convertible bonds and on April 19, 2008 for series B zero coupon convertible bonds. The prices will be 95% (rounded upwards to the nearest one yen) of the average closing prices of the Company's shares on the Tokyo Stock Exchange for 30 consecutive trading days up to each conversion date, but no less than ¥822. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company's shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

11. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on their earnings and the length of service by retirement or termination of employment for reasons other than dismissal for cause.

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefit pension plans. During the years ended March 31, 2007, 2006 and 2005, the Company and certain subsidiaries amended certain of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plan's funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's consolidated balance sheet as of March 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of operations for the year ended March 31, 2007, or for any prior period presented, and it will not effect the Company's operating results in future periods. Had the Company not been required to adopt SFAS No. 158 as of March 31, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled "Before Application of SFAS No. 158."

	Millions of yen			Thousands of U.S. dollars		
	Before application of SFAS No. 158	Adjustment	After application of SFAS No. 158	Before application of SFAS No. 158	Adjustment	After application of SFAS No.158
			2007			2007
Prepaid expenses and other current assets	¥ 676,287	¥11,267	¥ 687,554	$ 5,731,246	$ 95,483	$ 5,826,729
Investments and advances, including affiliated companies	1,052,979	(3,255)	1,049,724	8,923,551	(27,585)	8,895,966
Other assets	1,418,075	53,348	1,471,423	12,017,585	452,101	12,469,686
Accrued expenses	870,107	32,057	902,164	7,373,789	271,669	7,645,458
Retirement and severance benefits	760,199	58,258	818,457	6,442,364	493,712	6,936,076
Minority interests	1,080,285	(6,536)	1,073,749	9,154,958	(55,390)	9,099,568
Accumulated other comprehensive loss	(66,031)	(22,419)	(88,450)	(559,584)	(189,992)	(749,576)

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2007, 2006 and 2005 consists of the following components:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Service cost	**¥ 72,648**	¥ 74,131	¥ 85,500	**$ 615,661**
Interest cost	**55,888**	56,166	63,637	**473,627**
Expected return on plan assets for the period	**(40,253)**	(34,045)	(33,749)	**(341,127)**
Amortization of transition asset	**-**	–	(208)	**-**
Amortization of prior service benefit	**(18,571)**	(17,381)	(13,842)	**(157,381)**
Recognized actuarial loss	**56,388**	67,678	100,274	**477,864**
Transfer to defined contribution pension plan	**1,039**	(87)	3,223	**8,805**
Derecognition of previously accrued salary progression due to transfer of substitutional portion	**–**	(5,956)	(16,235)	**–**
Recognition of deferred actuarial losses due to transfer of substitutional portion	**–**	26,193	105,758	**–**
Curtailment and settlement loss	**-**	–	173	**–**
Employees' contributions	**(362)**	(731)	(3,187)	**(3,068)**
Net periodic benefit cost	**126,777**	165,968	291,344	**1,074,381**
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	**-**	(30,593)	(165,247)	**-**
	¥126,777	¥135,375	¥126,097	**$1,074,381**

Prior to the adoption of the recognition of SFAS No. 158, unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss were amortized using the straight-line method over the average remaining service period of active employees.

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
Prior service benefit	**¥(15,136)**	**$(128,271)**
Actuarial loss	**51,357**	**435,229**

The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which the Company and certain domestic subsidiaries had contributed. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain subsidiaries and their employees had contributed the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and all the subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2006. Consequently, the Company and all the subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2006 and 2005.

The Company and certain subsidiaries accounted for the entire separation process as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities."

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Change in benefit obligation:			
Benefit obligation at beginning of year	¥2,230,300	¥2,307,266	$18,900,847
Service cost	72,648	74,131	615,661
Interest cost	55,888	56,166	473,627
Plan amendments	(1,486)	(7,844)	(12,593)
Actuarial loss	15,038	5,105	127,441
Benefits paid	(125,370)	(139,896)	(1,062,458)
Acquisitions and divestitures	22,184	2,339	188,000
Transfer to defined contribution pension plan	(10,713)	(1,644)	(90,788)
Transfer of substitutional portion	–	(70,823)	–
Foreign currency exchange rate changes	3,769	5,500	31,941
Benefit obligation at end of year	2,262,258	2,230,300	19,171,678
Change in plan assets:			
Fair value of plan assets at beginning of year	1,354,723	1,159,007	11,480,703
Actual return on plan assets	67,017	200,792	567,941
Employers' contributions	130,904	124,577	1,109,356
Employees' contributions	1,211	731	10,263
Benefits paid	(88,857)	(100,157)	(753,025)
Acquisitions and divestitures	4,351	1,122	36,873
Transfer to defined contribution pension plan	(3,612)	(660)	(30,610)
Transfer of substitutional portion	–	(34,274)	–
Foreign currency exchange rate changes	3,187	3,585	27,008
Fair value of plan assets at end of year	1,468,924	1,354,723	12,448,509
Funded status	(793,334)	(875,577)	(6,723,169)

Amounts recognized in the consolidated balance sheet as of March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Other assets	¥ 57,180	$ 484,576
Accrued expenses	(32,057)	(271,669)
Retirement and severance benefit	(818,457)	(6,936,076)
	¥(793,334)	$(6,723,169)

Amounts recognized in accumulated other comprehensive loss as of March 31, 2007 consist of:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Prior service benefit	¥(210,853)	$(1,786,890)
Actuarial loss	473,548	4,013,119
	¥ 262,695	$ 2,226,229

The funded status as of March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date is as follows:

	Millions of yen
	2006
Funded status	¥(875,577)
Unrecognized prior service benefit	(227,851)
Unrecognized actuarial loss	548,019
Net amount recognized in the consolidated balance sheet	¥(555,409)

Amounts recognized in the consolidated balance sheet as of March 31, 2006 consist of:

	Millions of yen
	2006
Prepaid benefit cost	¥ 9,870
Accrued benefit cost	(827,669)
Intangible asset	915
Accumulated other comprehensive loss	261,475
Net amount recognized	¥(555,409)

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2007	2006
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**2.7%**	2.5%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	**2.5%**	2.5%	2.5%
Expected long-term return on plan assets	**3.0%**	3.0%	3.0%
Rate of compensation increase	**2.5%**	2.9%	3.1%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,146,366 million ($18,189,542 thousand) as of March 31, 2007 and ¥2,112,216 million as of March 31, 2006.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**¥1,661,271**	¥1,988,054	**$14,078,568**
Plan assets	**897,158**	1,217,060	**7,603,034**
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥1,868,066**	¥2,144,176	**$15,831,067**
Plan assets	**1,017,552**	1,261,697	**8,623,322**

Asset allocations for the pension plans as of March 31, 2007 and 2006 and target asset allocation by asset category are as follows:

	2007	2006	Target allocation
Equity securities	**39.1%**	44.7%	**37.7%**
Debt securities	**31.3**	31.3	**35.3**
Investment trusts	**14.0**	11.3	**17.6**
Cash	**7.1**	3.7	**2.9**
Life insurance company general accounts	**5.5**	6.1	**4.9**
Other	**3.0**	2.9	**1.6**
	100.0%	100.0%	**100.0%**

The objective of the Company's investment policy is to ensure a stable return from the plan's investments over the long term, which allows the Company's and certain subsidiaries' pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company's and certain subsidiaries' capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥125,067 million ($1,059,890 thousand) to their defined benefit plans for the year ending March 31, 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥121,362	$1,028,492
2009	123,534	1,046,898
2010	127,369	1,079,398
2011	126,063	1,068,331
2012	131,027	1,110,398
2013–2017	607,646	5,149,542

(b) Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company's and certain subsidiaries' contributions to the plans for the years ended March 31, 2007, 2006 and 2005 were ¥11,971 million ($101,449 thousand), ¥11,776 million and ¥10,749 million, respectively.

12. COMMON STOCK

The Company has authorized issuance of 10 billion shares of common stock.

For issued shares, changes in shares and the amount of common stock for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 2004	3,368,124,876	¥282,032	
Issued upon conversion of convertible debentures	1,180	1	
Balance as of March 31, 2005, 2006 and 2007	**3,368,126,056**	**¥282,033**	**$2,390,110**

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code, the former Japanese Company Law, by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

13. LEGAL RESERVE AND RETAINED EARNINGS, AND DIVIDENDS

The Japanese Company Law provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid as dividends should be appropriated as a capital surplus or a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to transfer from capital surplus to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders' meeting.

Dividends during the years ended March 31, 2007, 2006 and 2005 represent dividends declared during those years. On May 16, 2007, the Board of Directors approved a cash dividend for the second half of the year ended March 31, 2007 of ¥3.0 ($0.03) per share, aggregating ¥9,975 million ($84,534 thousand). No provision has been made in the accompanying consolidated financial statements for this cash dividend.

Cash dividends per share for the years ended March 31, 2007, 2006 and 2005 were ¥6.0 ($0.05), ¥11.0 and ¥11.0, respectively, based on dividends declared with respect to earnings for the periods.

14. TREASURY STOCK

The Japanese Company Law (JCL) allows a company to acquire treasury stock upon shareholders' approval to the extent that sufficient distributable funds are available. If the Board of Directors' authority is stated in the articles of incorporation, a company is allowed to acquire treasury stock not upon shareholders' approval but Board of Directors' approval. In this connection, acquisition of treasury stock is allowed under the Company's articles of incorporation.

Pursuant to the provisions of the JCL, shareholders may request the company to acquire their shares less than a minimum trading lot as shares less than a minimum trading lot cannot be publicly traded and such a shareholder holding less than a minimum trading lot cannot exercise a voting right and other shareholders' rights except as provided in the JCL or the articles of incorporation. The JCL also states that a shareholder holding shares less than a minimum trading lot may request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot if entitled under the articles of incorporation. In this connection, sale of treasury stock is allowed under the Company's articles of incorporation.

The changes in treasury stock for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Shares	Amount	Amount
Balance as of March 31, 2004	70,109,973	¥32,162	
Acquisition for treasury	1,697,685	1,177	
Sales of treasury stock	(1,321,295)	(478)	
Stock exchange upon a merger (note 28)	(33,937,141)	(15,625)	
Balance as of March 31, 2005	36,549,222	17,236	
Acquisition for treasury	1,440,676	1,058	
Sales of treasury stock	(708,603)	(344)	
Balance as of March 31, 2006	**37,281,295**	**17,950**	**$152,118**
Acquisition for treasury	**14,974,117**	**12,000**	**101,695**
Sales of treasury stock	**(1,265,158)**	**(748)**	**(6,339)**
Stock exchange for acquisition	**(8,023,820)**	**(3,863)**	**(32,737)**
Balance as of March 31, 2007	**42,966,434**	**¥25,339**	**$214,737**

In April 2006, the Board of Directors approved the acquisition of treasury stock up to 6,500,000 shares of the Company's common stock for an aggregate acquisition amount not exceeding ¥5,000 million ($42,373 thousand) during May 2006. The Company acquired a total of 6,210,000 shares for ¥4,996 million ($42,339 thousand) during the period.

In December 2006, the Board of Directors approved the acquisition of treasury stock up to 30,000,000 shares of the Company's common stock for an aggregate acquisition amount not exceeding ¥20,000 million ($169,492 thousand) by the end of March 2007. The Company acquired a total of 7,200,000 shares for ¥5,817 million ($49,297 thousand) during the period.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

		Millions of yen		Thousands of U.S. dollars
	2007	2006	2005	2007
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (43,426)**	¥ (90,904)	¥ (95,786)	**$ (368,017)**
Other comprehensive income, net of reclassification adjustments	**21,764**	48,435	5,320	**184,441**
Net transfer from (to) minority interests	**756**	(957)	(438)	**6,407**
Balance at end of year	**¥ (20,906)**	¥ (43,426)	¥ (90,904)	**$ (177,169)**
Minimum pension liability adjustments:				
Balance at beginning of year	**¥(145,903)**	¥(242,672)	¥(329,536)	**$(1,236,466)**
Other comprehensive income	**22,030**	96,808	86,541	**186,694**
Net transfer from (to) minority interests	**(37)**	(39)	323	**(313)**
Transfer to pension liability adjustments	**123,910**	–	–	**1,050,085**
Balance at end of year	**¥ –**	¥(145,903)	¥(242,672)	**$ –**
Pension liability adjustments:				
Transfer from minimum pension liability adjustments	**¥(123,910)**			**$(1,050,085)**
Adjustment to initially apply SFAS No. 158 (note 11)	**(22,419)**			**(189,992)**
Balance at end of year	**¥(146,329)**			**$(1,240,077)**
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	**¥ 92,626**	¥ 32,996	¥ 31,499	**$ 784,966**
Other comprehensive income (loss), net of reclassification adjustments	**(14,744)**	59,624	1,458	**(124,949)**
Net transfer from minority interests	**1**	6	39	**9**
Balance at end of year	**¥ 77,883**	¥ 92,626	¥ 32,996	**$ 660,026**
Cash flow hedges:				
Balance at beginning of year	**¥ 706**	¥ (944)	¥ (41)	**$ 5,983**
Other comprehensive income (loss), net of reclassification adjustments	**196**	1,652	(653)	**1,661**
Net transfer to minority interests	**0**	(2)	(250)	**0**
Balance at end of year	**¥ 902**	¥ 706	¥ (944)	**$ 7,644**
Total accumulated other comprehensive loss:				
Balance at beginning of year	**¥ (95,997)**	¥(301,524)	¥(393,864)	**$ (813,534)**
Other comprehensive income, net of reclassification adjustments	**29,246**	206,519	92,666	**247,847**
Net transfer from (to) minority interests	**720**	(992)	(326)	**6,103**
Adjustment to initially apply SFAS No. 158 (note 11)	**(22,419)**	–	–	**(189,992)**
Balance at end of year	**¥ (88,450)**	¥ (95,997)	¥(301,524)	**$ (749,576)**

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2007, 2006 and 2005 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Millions of yen		
			2007
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥19,532	¥ -	¥19,532
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	14,230	(7,098)	7,132
Cash flow hedges	(173)	(4)	(177)
	73,058	(24,541)	48,517
Reclassification adjustments for net gain included in net loss:			
Foreign currency translation adjustments	2,232	-	2,232
Net unrealized holding gain on available-for-sale securities	(37,126)	15,250	(21,876)
Cash flow hedges	552	(179)	373
	(34,342)	15,071	(19,271)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	21,764	-	21,764
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	(22,896)	8,152	(14,744)
Cash flow hedges	379	(183)	196
	¥38,716	¥ (9,470)	¥29,246

	Thousands of U.S. dollars		
			2007
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	$165,526	$ -	$165,526
Minimum pension liability adjustments	334,483	(147,789)	186,694
Net unrealized holding gain on available-for-sale securities	120,593	(60,152)	60,441
Cash flow hedges	(1,466)	(34)	(1,500)
	619,136	(207,975)	411,161
Reclassification adjustments for net gain included in net loss:			
Foreign currency translation adjustments	18,915	-	18,915
Net unrealized holding gain on available-for-sale securities	(314,627)	129,237	(185,390)
Cash flow hedges	4,678	(1,517)	3,161
	(291,034)	127,720	(163,314)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	184,441	-	184,441
Minimum pension liability adjustments	334,483	(147,789)	186,694
Net unrealized holding gain on available-for-sale securities	(194,034)	69,085	(124,949)
Cash flow hedges	3,212	(1,551)	1,661
	$328,102	$ (80,255)	$247,847

	Millions of yen		
	2006		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ 51,492	¥ –	¥ 51,492
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	120,305	(48,742)	71,563
Cash flow hedges	2,385	(1,091)	1,294
	334,836	(113,679)	221,157
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	(3,057)	–	(3,057)
Net unrealized holding gain on available-for-sale securities	(20,096)	8,157	(11,939)
Cash flow hedges	239	119	358
	(22,914)	8,276	(14,638)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	48,435	–	48,435
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	100,209	(40,585)	59,624
Cash flow hedges	2,624	(972)	1,652
	¥311,922	¥(105,403)	¥206,519

	Millions of yen		
	2005		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ 4,650	¥ –	¥ 4,650
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	13,174	(5,627)	7,547
Cash flow hedges	(1,233)	373	(860)
	163,754	(65,876)	97,878
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	670	–	670
Net unrealized holding gain on available-for-sale securities	(10,566)	4,477	(6,089)
Cash flow hedges	259	(52)	207
	(9,637)	4,425	(5,212)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	5,320	–	5,320
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	2,608	(1,150)	1,458
Cash flow hedges	(974)	321	(653)
	¥154,117	¥(61,451)	¥92,666

16. PLEDGED ASSETS

As of March 31, 2007, the Company and certain subsidiaries pledged a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Cash and cash equivalents	¥ 75	$ 636
Other current assets	2,509	21,263
Investments and advances	578	4,898
Land	7,111	60,263
Buildings	7,719	65,415
Machinery and equipment	8,174	69,271
Other assets	3	25
	¥26,169	$221,771

In addition to the above, prepaid expenses and other current assets as of March 31, 2007 include restricted cash of ¥10,388 million ($88,034 thousand) as compensating balance for short-term borrowing arrangements.

17. COMMITMENTS AND CONTINGENCIES

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥39,086 million ($331,237 thousand) as of March 31, 2007.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2007, the undiscounted maximum potential future payments under such guarantees amounted to ¥462,619 million ($3,920,500 thousand). The Company has accrued ¥6,629 million ($56,178 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2007 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Total commitment available	¥676,359	$5,731,856
Less amount utilized	25,279	214,229
Balance available	¥651,080	$5,517,627

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of March 31, 2007 amounted to ¥850,867 million ($7,210,737 thousand).

As of March 31, 2007, outstanding commitments for the purchase of property, plant and equipment were approximately ¥103,809 million ($879,737 thousand).

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2007 and 2006, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Notes discounted	**¥4,405**	¥ 4,478	**$37,330**
Notes endorsed	**4,945**	6,433	**41,907**
	¥9,350	¥10,911	**$79,237**

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Balance at beginning of year	**¥81,450**	¥74,046	¥61,417	**$690,254**
Expense recognized upon issuance of warranties	**53,994**	59,550	61,696	**457,576**
Usage	**(53,646)**	(56,177)	(48,996)	**(454,627)**
Other, including effect of foreign currency translation	**518**	4,031	(71)	**4,390**
Balance at end of year	**¥82,316**	¥81,450	¥74,046	**$697,593**

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued for the year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

The Company and its subsidiaries make provisions for anticipated losses on long-term contracts, including changes in the estimates for such provisions, in the period in which they become evident. The effect of a change in the estimated provision for anticipated losses on certain long-term contracts was to increase consolidated net loss for the year ended March 31, 2007 by ¥70,915 million ($600,975 thousand), or ¥21.28 ($0.18) per share (basic).

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine in the year ended March 31, 2007.

In November 2006, a subsidiary and an affiliate of the Company in the U.S. received a request for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In addition, in December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada. Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

18. IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS

For the year ended March 31, 2007, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The High Functional Materials & Components division recognized a loss of ¥4,351 million ($36,873 thousand) primarily due to a specific type of material for semiconductors that was projected to have lower production because of smaller demand in the market. The Digital Media & Consumer Products division recognized a loss of ¥1,305 million (¥11,059 thousand) primarily due to a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The Electronic Devices division recognized a loss of ¥1,294 million (¥10,966 thousand) primarily due to projection television tubes that were scheduled to reduce their production. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan, which primarily consisted of ¥11,631 million in the Information & Telecommunication Systems division, ¥7,265 million in the Electronic Devices division and ¥4,120 million in the High Functional Materials & Components division. These losses were mainly the result of changes in the extent or manner the assets were used. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million in the Electronic Devices division, ¥4,954 million in the High Functional Materials & Components division and ¥4,453 million in the Corporate division. These losses were mainly the result of changes in the extent or manner the assets were used. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

19. RESTRUCTURING CHARGES

Certain losses incurred in the reorganization of the Company's operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Special termination benefits	**¥3,868**	¥2,786	¥29,426	**$32,780**
Loss on fixed assets	**115**	1,643	3,881	**974**
	¥3,983	¥4,429	¥33,307	**$33,754**

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2007, 2006 and 2005 is as follows:

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Balance at beginning of the year	**¥1,106**	¥14,389	¥ 908	**$ 9,373**
New charges	**3,868**	2,786	29,426	**32,780**
(employees to be terminated)	**554**	691	3,714	–
Cash payments	**(4,931)**	(16,158)	(15,939)	**(41,788)**
(employees actually terminated)	**863**	1,861	2,334	–
Foreign currency exchange rate changes	**1**	89	(6)	**8**
Balance at end of the year	**¥ 44**	¥ 1,106	¥14,389	**$ 373**

The restructuring charges for the year ended March 31, 2007 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the High Functional Materials & Components division and Information & Telecommunication Systems division.

The restructuring charges for the year ended March 31, 2006 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the Electronic Devices division and loss on fixed assets in the High Functional Materials & Components division.

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1. Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million. The liabilities for special termination benefits amounting to ¥9,599 million at March 31, 2005 were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16,708 million.
2. Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million. The liabilities for special termination benefits amounting to ¥2,696 million were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million.
3. High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million.

20. OTHER INCOME AND OTHER DEDUCTIONS

The following items are included in other income or other deductions for the years ended March 31, 2007, 2006 and 2005.

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Net gain on securities	**¥47,687**	¥46,402	¥46,463	**$404,127**
Equity in earnings (losses) of affiliated companies	**11,289**	8,688	(162)	**95,669**
Net loss on sale and disposal of rental assets and other property	**(24,611)**	(3,107)	(9,545)	**(208,568)**
Exchange gain (loss)	**(3,029)**	4,000	4,389	**(25,669)**

21. SALES OF STOCK BY SUBSIDIARIES OR AFFILIATED COMPANIES

In February 2007, Opnext, Inc., a subsidiary which designs and manufactures optical modules and components, issued 12,536,406 shares of common stock at $15 per share to third parties with the initial public offering and the Company sold a portion of the investment in Opnext, Inc. As a result of the issuance of new shares and sale of the investment, the Company's ownership interest of common stock decreased from 67.3% to 43.9% at March 31, 2007 and the remaining investment is accounted for under the equity method. The Company provided deferred tax liability on this gain.

In November 2004, Elpida Memory, Inc., an affiliated company which is a Japanese manufacturer of Dynamic Random Access Memory silicon chips, issued 29,150,000 shares of common stock at ¥3,325 per share to third parties with the initial public offering. In December 2004, Elpida Memory, Inc. issued 2,700,000 shares of common stock at ¥3,325 per share to a third party. As a result of the issuance of new shares, the Company's ownership interest of common stock decreased from 50.0% to 25.0% at March 31, 2005. The Company provided deferred tax liability on this gain.

During the year ended March 31, 2006, the Company sold a portion of the investment in Elpida Memory, Inc. As a result, the Company discontinued the use of equity method accounting for the remaining investment.

22. NET INCOME (LOSS) PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

			Number of shares
	2007	2006	2005
Weighted average number of shares on which basic net income (loss) per share is calculated	**3,331,918,803**	3,331,116,787	3,316,354,127
Effect of dilutive securities:			
Series A zero coupon convertible bonds	**-**	54,619,248	22,265,365
Series B zero coupon convertible bonds	**-**	49,554,013	22,265,365
Stock options	**158,778**	143,341	215,813
Number of shares on which diluted net income (loss) per share is calculated	**3,332,077,581**	3,435,433,389	3,361,100,670

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Net income (loss) applicable to common stockholders	**¥(32,799)**	¥37,320	¥51,496	**$(277,958)**
Effect of dilutive securities:				
Series A zero coupon convertible bonds	**-**	2	1	**-**
Series B zero coupon convertible bonds	**-**	2	1	**-**
Other	**(92)**	(77)	(579)	**(779)**
Net income (loss) on which diluted net income (loss) per share is calculated	**¥(32,891)**	¥37,247	¥50,919	**$(278,737)**

			Yen	U.S. dollars
Net income (loss) per share:				
Basic	**¥(9.84)**	¥11.20	¥15.53	**$(0.08)**
Diluted	**(9.87)**	10.84	15.15	**(0.08)**

The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible bonds because their effect would have been antidilutive. The 7th series convertible bonds were redeemed in September 2004. The net loss per share computation for the year ended March 31, 2007 excludes all the convertible bonds because their effect would have been antidilutive. In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

23. SUPPLEMENTARY INCOME INFORMATION

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Taxes other than income taxes consist of the following:				
Property	**¥ 39,440**	¥ 39,975	¥ 39,597	**$ 334,237**
Welfare	**213,852**	204,124	192,763	**1,812,305**
Other	**28,038**	25,551	22,890	**237,610**
	¥281,330	¥269,650	¥255,250	**$2,384,152**
Shipping and handling costs	**¥155,535**	¥147,940	¥151,891	**$1,318,093**
Advertising expense	**53,577**	52,175	53,405	**454,042**
Maintenance and repairs	**82,902**	82,786	73,952	**702,559**
Rent	**146,139**	149,241	137,179	**1,238,466**
Research and development expense	**412,534**	405,079	388,634	**3,496,051**

24. SUPPLEMENTARY CASH FLOW INFORMATION

			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	**2007**
Cash paid during the year for:				
Interest	**¥ 38,712**	¥ 31,584	¥ 30,706	**$ 328,068**
Income taxes	**123,677**	118,486	123,541	**1,048,110**
Noncash investing and financial activities:				
Capitalized lease assets	**¥ 6,056**	¥ 5,206	¥ 2,109	**$ 51,322**
Conversion of convertible debentures issued by the Company	**–**	–	2	**–**
Conversion of convertible debentures issued by subsidiaries	**–**	–	11,054	**–**

During the year ended March 31, 2005, the Company acquired and merged an affiliated company through exchange of equity securities as described in note 28.

The proceeds from sale of securities classified as available-for-sale discussed in note 4 are included in both decrease in short-term investments and proceeds from sale of investments and subsidiaries' common stock on the consolidated statements of cash flows.

25. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company's financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company's policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company's and certain subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Exchange gain for the year ended March 31, 2006 includes a net loss of ¥2,373 million which represents the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2007 and 2005. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007, 2006 and 2005.

Interest charges for the years ended March 31, 2007, 2006 and 2005 include net gains of ¥601 million ($5,093 thousand) and ¥1,192 million and a net loss of ¥716 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007, 2006 and 2005.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the years ended March 31, 2006 and 2005 includes a net gain of ¥165 million and a net loss of ¥351 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. Exchange gain for the year ended March 31, 2006 includes a net loss of ¥119 million which represents the component of hedge ineffectiveness. The sum of the amount of the hedge ineffectiveness is not material for the years ended March 31, 2007 and 2005.

It is expected that a net loss of approximately ¥379 million ($3,212 thousand) recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2008.

As of March 31, 2007, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 35 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2007 and 2006 include net gains of ¥99 million ($839 thousand) and ¥143 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the year ended March 31, 2005 includes a net loss of ¥202 million which represents the component of hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007 and 2006.

It is expected that a net gain of approximately ¥123 million ($1,042 thousand) recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2008.

The contract or notional amounts of derivative financial instruments held as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Forward exchange contracts:			
To sell foreign currencies	**¥290,177**	¥310,941	**$2,459,127**
To buy foreign currencies	**94,540**	65,091	**801,186**
Cross currency swap agreements:			
To sell foreign currencies	**110,815**	101,456	**939,110**
To buy foreign currencies	**138,888**	147,237	**1,177,017**
Interest rate swaps	**454,939**	446,823	**3,855,415**
Option contracts	**13,251**	13,852	**112,297**

26. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investments in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company's and its subsidiaries' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2007 and 2006 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2007		2006		2007	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:						
Short-term investments	¥ **33,986**	¥ **33,986**	¥ 162,756	¥ 162,756	$ **288,017**	$ **288,017**
Investments and advances	**397,958**	**397,957**	448,614	448,631	**3,372,525**	**3,372,517**
Derivatives (Assets):						
Forward exchange contracts	**1,077**	**1,077**	1,429	1,429	**9,127**	**9,127**
Cross currency swap agreements	**62**	**62**	354	354	**525**	**525**
Interest rate swaps	**1,660**	**1,660**	1,960	1,960	**14,068**	**14,068**
Option contracts	**10**	**10**	11	11	**85**	**85**
Long-term debt	**(1,793,057)**	**(1,770,776)**	(1,666,517)	(1,639,779)	**(15,195,398)**	**(15,006,576)**
Derivatives (Liabilities):						
Forward exchange contracts	**(1,606)**	**(1,606)**	(3,423)	(3,423)	**(13,610)**	**(13,610)**
Cross currency swap agreements	**(15,294)**	**(15,294)**	(8,764)	(8,764)	**(129,610)**	**(129,610)**
Interest rate swaps	**(1,186)**	**(1,186)**	(3,067)	(3,067)	**(10,051)**	**(10,051)**
Option contracts	**(591)**	**(591)**	(824)	(824)	**(5,008)**	**(5,008)**

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2007 and 2006 totaled ¥72,190 million ($611,780 thousand) and ¥79,321 million, respectively.

28. MERGER AND ACQUISITION

On October 11, 2006, the Company signed a basic agreement with Clarion Co., Ltd. (Clarion) and decided to purchase additional shares of Clarion through a tender offer at ¥230 ($1.95) per share. The purchase price of ¥230 ($1.95) per share was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion's financial condition, future earnings prospects and a third party evaluation of the estimated value of Clarion stock, and included a premium of approximately 33% over average share price of Clarion common stock traded on the First Section of the Tokyo Stock Exchange for three month period immediately preceding October 10, 2006. As a result, the Company purchased a total of 139,108,174 shares for ¥31,994 million ($271,136 thousand) tendered in the period from October 25, 2006 through November 30, 2006, resulting in the Company's ownership increasing from 14.4% to 63.7%. Accordingly, the Company obtained control over Clarion and it became a consolidated subsidiary of the Company effective December 7, 2006.

Clarion manufactures and sells in-vehicle equipment such as car audio and car navigation systems. The Company has strategically targeted the automotive systems business and the purpose of the tender offer was to further expand its car information system business.

The amount assigned to each major asset and liability caption of Clarion at the acquisition date is as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	**¥83,414**	**$706,898**
Non-current assets	**50,558**	**428,458**
Goodwill (not deductible for tax purposes)	**22,620**	**191,695**
Current liabilities	**(61,063)**	**(517,483)**
Non-current liabilities	**(38,568)**	**(326,847)**
Minority interests	**(11,997)**	**(101,670)**
Net assets previously acquired	**(12,444)**	**(105,458)**
Acquisition cost (including direct acquisition costs)	**(32,520)**	**(275,593)**

The results of operations of Clarion for the period from December 7, 2006 to March 31, 2007 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for Clarion of April 1, 2006 and 2005 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2007 and 2006.

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and Hitachi Unisia Automotive, Ltd. and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company's treasury stock for each of TOKICO's common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million calculated by using the quoted market price of ¥829 per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO's shareholders registered as of September 30, 2004. As a result, ¥12,509 million of gains on stock exchange upon the merger was credited to capital surplus.

TOKICO manufactures automotive components and pneumatic equipment. The Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

The effects of the merger to the Company's consolidated financial position were not material. On a pro forma basis, revenue, net income and the per share information of the Company would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2005.

29. STOCK OPTION PLANS

The Company and certain subsidiaries have stock option plans. Under the Company's stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2007, 2006 and 2005.

The fair value of the Company's stock options is estimated using the Black-Sholes option pricing model under the following assumptions:

	2006	2005
Expected volatility	37%	40%
Expected dividends	1.6%	1.5–1.6%
Expected term	4 years	4 years
Risk-free rate	1.26%	1.48–1.835%
Grant-date fair value	¥172	¥160–188

During the year ended March 31, 2007, the Company granted no stock option.

A summary of the Company's stock option plans activity for the year ended March 31, 2007 is as follows:

	Stock options (shares)	Weighted-average exercised price (yen)	Weighted-average remaining contractual term (year)	Aggregate intrinsic value (millions of yen)
Outstanding at beginning of year	**3,166,000**	**¥ 789**		
Exercised	**(276,000)**	**616**		
Forfeited	**(642,000)**	**742**		
Expired	**(420,000)**	**1,270**		
Outstanding at end of year	**1,828,000**	**¥ 721**	**1.6**	**¥352**
Exercisable at end of year	**1,828,000**	**¥ 721**	**1.6**	**¥352**

	Weighted-average exercised price (U.S. dollars)	Aggregate intrinsic value (thousands of U.S. dollars)
Outstanding at beginning of year	**$ 6.69**	
Exercised	**5.22**	
Forfeited	**6.29**	
Expired	**10.76**	
Outstanding at end of year	**$ 6.11**	**$2,983**
Exercisable at end of year	**$ 6.11**	**$2,983**

The exercise prices of the stock options outstanding as of March 31, 2007 are ¥561 ($4.75), ¥782 ($6.63), ¥705 ($5.97) and ¥719 ($6.09).

The total intrinsic value of options exercised during the years ended March 31, 2007, 2006 and 2005 was ¥45 million ($381 thousand), ¥31 million, ¥70 million, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2007, 2006 and 2005 was ¥170 million ($1,441 thousand), ¥130 million, ¥328 million, respectively.

The Compensation Committee decided to cease granting stock options as part of the Company's compensation policy at the meeting held on March 30, 2006.

30. SUBSEQUENT EVENTS

On May 16, 2007, the Board of Directors of the Company decided to sign a formation agreement (FA) with General Electric Company (GE) to establish new companies, based on a November 10, 2006 letter of intent, to create a strategic global alliance with GE for the purpose of strengthening their nuclear businesses, and the Company and GE signed the FA on that day. Based on the FA, the Company and GE will establish new companies to run the nuclear business in the U.S., Canada and Japan and transfer their nuclear businesses. The new Japanese company will be owned 80.01% by the Company and 19.99% by GE and the new U.S. and Canadian companies will be owned 40% by the Company and 60% by GE. On July 1, 2007, the Company will transfer its nuclear business to Hitachi-GE Nuclear Energy, the new Japanese company which was initially established in preparation for the alliance.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, the Company's management concluded that, as of March 31, 2007, the Company's internal control over financial reporting was effective based on those criteria.

The Company's independent auditors have issued an audit report on the Company's assessment of its internal control over financial reporting. This report appears on page 85.

Report of Independent Registered Public Accounting Firm



To the Stockholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Disclosure of this information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hitachi, Ltd. and subsidiaries' internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2007 expressed an unqualified opinion thereon.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2007 into United States dollars. In our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis described in Note 3.

Ernst & Young ShinNihon

Tokyo, Japan
June 26, 2007

Report of Independent Registered Public Accounting Firm



To the Stockholders and Board of Directors of
Hitachi, Ltd.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Hitachi, Ltd. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hitachi, Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hitachi, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen, and our report thereon dated June 26, 2007 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young ShinNihon

Tokyo, Japan
June 26, 2007

Five-Year Summary

Hitachi, Ltd. and Subsidiaries

					Millions of yen
	2007	2006	2005	2004	2003
For the year:					
Revenues	**¥10,247,903**	¥ 9,464,801	¥9,027,043	¥8,632,450	¥ 8,191,752
Operating income (note)	**182,512**	256,012	279,055	184,863	152,967
Net income (loss)	**(32,799)**	37,320	51,496	15,876	27,867
Cash dividends declared	**19,974**	36,641	36,462	26,385	20,107
Capital investment					
(Property, plant and equipment)	**1,048,572**	954,706	959,593	816,547	787,496
Depreciation (Property, plant and equipment)	**472,175**	451,170	425,080	436,053	480,274
R&D expenditures	**412,534**	405,079	388,634	371,825	377,154
At year-end:					
Total assets	**10,644,259**	10,021,195	9,736,247	9,590,322	10,179,389
Net property, plant and equipment	**2,688,977**	2,460,186	2,357,931	2,232,862	2,601,050
Stockholders' equity	**2,442,797**	2,507,773	2,307,831	2,168,131	1,853,212
					Yen
Per share information:					
Net income (loss):					
Basic	**¥ (9.84)**	¥ 11.20	¥ 15.53	¥ 4.81	¥ 8.31
Diluted	**(9.87)**	10.84	15.15	4.75	8.19
Net income (loss) per ADS					
(representing 10 shares):					
Basic	**(98)**	112	155	48	83
Diluted	**(99)**	108	151	47	82
Cash dividends declared	**6.0**	11.0	11.0	8.0	6.0
Cash dividends declared per ADS					
(representing 10 shares)	**60**	110	110	80	60
Stockholders' equity	**734.66**	752.91	692.73	657.42	550.76
Number of employees	**384,444**	355,879	347,424	326,344	339,572

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income for the years ended March 31, 2007, 2006 and 2005. See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements.

The restructuring charges mainly represent special termination benefits incurred with the reorganization of our business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio. Restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," for the years ended March 31, 2004 and 2003 totaled net losses of ¥52,983 million and ¥9,673 million, respectively.

Corporate Data

(As of March 31, 2007)

Corporate Name
Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

Principal Office
6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280, Japan

Founded
1910 (Incorporated in 1920)

Number of Employees
384,444

Number of Shares Issued
Common Stock: 3,368,126,056 shares

Number of Shareholders
385,744

Administrator of Shareholders' Register
Tokyo Securities Transfer Agent Co., Ltd.
4-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
TEL: +81-3-3212-4611

Depositary and Registrar for American Depositary Receipts
(New York Stock Exchange Listed Symbol — HIT)
Citibank, N.A. Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077 USA

TEL: U.S.A. 1-877-CITI-ADR (248-4237) (toll-free)
International +1-781-575-4555
E-mail: citibank@shareholders-online.com
URL: www.citigroup.com/adr

Overseas Stock Exchange Listing
New York stock exchange

Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

Independent Registered Public Accounting Firm
Ernst & Young ShinNihon

URL
http://www.hitachi.com/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

JAPAN
Hitachi, Ltd.
6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280
TEL: +81-3-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
2000 Sierra Point Parkway, Brisbane,
California 94005-1845
TEL: +1-650-244-7902
E-mail: investor.info@hal.hitachi.com

U.K.
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA
TEL: +44-1628-585379
E-mail: investor.info@hitachi-eu.com

CHINA
Hitachi (China) Ltd.
18F Beijing Fortune Bldg.,
5 Dong San Huan Bei-Lu, Chao Yang District, Beijing 100004
TEL: +86-10-6539-9139

HITACHI
Inspire the Next

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